Exhibit 99.1

FORTIS INC.

Annual Information Form

For the year ended December 31, 2024

Annual Information Form

Table of Contents

Forward-Looking Information	2	Governance and Oversight	19
Glossary	3	Risk Management and Strategy	20
Corporate Structure	5	Social and Environmental Policies	21
Name and Incorporation	5	Ethical Conduct	21
Inter-Corporate Relationships	5	Climate Change and Environmental Matters	21
General Development of the Business	5	Safety and Reliability	21
Overview	5	Environmental Regulation and Contingencies	21
Three-Year History	6	Capital Structure and Dividends	22
Outlook	7	Description of Capital Structure	22
Description of the Business	7	Dividends and Distributions	22
Regulated Utilities	8	Debt Covenant Restrictions on Dividend Distributions	23
ITC	8	Credit Ratings	23
UNS Energy	10	Directors and Officers	25
Central Hudson	12	Audit Committee	27
FortisBC Energy	12	Members	27
FortisAlberta	14	Education and Experience	27
FortisBC Electric	14	Pre-Approval Policies and Procedures	28
Other Electric	15	External Auditor Service Fees	28
Non-Regulated	17	Transfer Agent and Registrar	28
Corporate and Other	17	Interests of Experts	28
Human Resources	18	Additional Information	29
Legal Proceedings and Regulatory Actions	18	Exhibit A: Summary of Terms and Conditions of Authorized Securities	30
Interest of Management and Others in Material Transactions	19	Exhibit B: Market for Securities	32
Risk Factors	19	Exhibit C: Audit Committee Mandate	34
Cybersecurity	19	Exhibit D: Material Contracts	41

Dated February 13, 2025

Financial information in this AIF has been prepared in accordance with U.S. GAAP and is presented in Canadian dollars ($) based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.37 and 1.35 for the years ended December 31, 2024 and 2023, respectively; (ii) 1.44 and 1.32 as at December 31, 2024 and 2023, respectively; and (iii) 1.30 for all forecast periods.

Except as otherwise expressly noted, the information in this AIF is given as of December 31, 2024.

1	December 31, 2024

Annual Information Form
FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in this AIF within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2025 through 2029; TEP's planned exit from coal generation; the expected funding sources for the capital plan, including the sources of common equity proceeds; the 2030 and 2035 GHG emissions reduction targets, the 2050 net-zero direct GHG emissions target; the potential impact of federal, state and provincial energy policies and other factors, including significant customer and load growth and the development of clean energy technology, on the Corporation's ability to achieve its GHG emissions reduction targets; forecast midyear rate base for 2029 and rate base growth from 2024 through to 2029; the expected nature, timing and benefits of additional opportunities beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York, grid resiliency and climate adaptation investments, renewable gas solutions and LNG infrastructure in British Columbia, and the acceleration of load growth and cleaner energy infrastructure investments; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; the expectation that Fortis is positioned well for future investment opportunities; the potential impact on growth caused by competition to the Corporation's transmission business and by challenges to existing right of first refusal statutes applicable to the transmission business; the potential impact of government policies to address climate change on the competitiveness of natural gas relative to other energy sources; the expected output of FortisBC Electric's Kootenay River system plants in the event of the termination of the CPA; the expected benefits of the Wataynikaneyap Transmission Power project; the expected timing, outcome and impact of regulatory proceedings and decisions; the expectation that the Corporation and its utilities will be targeted by cybersecurity threats, cyber attacks, data breaches, cyber extortion and similar compromises in the future; the expected in-service dates for certain projects; the expectation that no risks have arisen from any past or present cybersecurity threats that are reasonably likely to materially affect the Corporation's business strategy, results of operations or financial condition; TEP's estimated mine reclamation costs; and Central Hudson's estimated remediation costs, including the potential for insurance reimbursement and partial cost recovery from rates, related to former manufactured gas plant facilities.

Forward‑looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed in the MD&A under the heading "Business Risks" and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the SEC.

All forward-looking information in this AIF is given as of the date of this AIF. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

2	December 31, 2024

Annual Information Form
GLOSSARY

Certain terms used in this 2024 Annual Information Form are defined below:

2024 Annual Information Form or AIF: this annual information form of the Corporation in respect of the year ended December 31, 2024

AECO/NIT: Alberta Energy Company/Nova Inventory Transfer

Aitken Creek: Aitken Creek natural gas storage facility

Algoma Power: Algoma Power Inc.

APS: Arizona Public Service Company

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BC Hydro: BC Hydro and Power Authority

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited

BESS: battery energy storage system

Board: Board of Directors of the Corporation

CAGR: compound annual growth rate. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Canadian Niagara Power: Canadian Niagara Power Inc.

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Financial Statements, as well as the Corporation's 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See the "Non-U.S. GAAP Financial Measures" section of the MD&A

Caribbean Utilities: Caribbean Utilities Company, Ltd.

Central Hudson: Central Hudson Gas & Electric Corporation

CMS: Consumers Energy Company

Common Equity Earnings: net earnings attributable to common equity shareholders

Cornwall Electric: Cornwall Street Railway, Light and Power Company, Limited

Corporation: Fortis Inc.

CPA: Canal Plant Agreement

CRMP: cybersecurity risk management program

CUPE: Canadian Union of Public Employees

DBRS Morningstar: DBRS Limited
Director: director on the Board

DRIP: dividend reinvestment plan

DTE: DTE Electric Company

EDGAR: SEC's system for Electronic Data Gathering, Analysis and Retrieval available at www.sec.gov

Eiffel Investment: Eiffel Investment Pte Ltd.

FERC: Federal Energy Regulatory Commission

FHI: FortisBC Holdings Inc.

Financial Statements: the Corporation's Audited Consolidated Financial Statements in respect of the year ended December 31, 2024

Fitch: Fitch Ratings Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: collectively, the operations of FortisBC Inc. and its parent company, FortisBC Pacific Holdings Inc.

FortisBC Energy: FortisBC Energy Inc.

FortisCanada: FortisCanada Inc.

FortisOntario: FortisOntario Inc.

FortisTCI: collectively, FortisTCI Limited and Turks and Caicos Utilities Limited

FortisUS: FortisUS Inc.

FortisUS Holdings: FortisUS Holdings Nova Scotia Limited

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

GHG: greenhouse gas

GIC: GIC Private Limited

IBEW: International Brotherhood of Electrical Workers

IESO: Independent Electricity System Operator of Ontario

IPL: Interstate Power and Light Company

IT: information technology

ITC: ITC Holdings together with all of its subsidiaries

3	December 31, 2024

Annual Information Form
ITC Great Plains: ITC Great Plains, LLC

ITC Holdings: ITC Holdings Corp.

ITC Investment Holdings: ITC Investment Holdings Inc.

ITC Midwest: ITC Midwest LLC

ITC's MISO Regulated Operating Subsidiaries: collectively METC, ITCTransmission, and ITC Midwest

ITC's Regulated Operating Subsidiaries: collectively, METC, ITC Midwest, ITCTransmission, and ITC Great Plains

ITCTransmission: International Transmission Company

LNG: liquefied natural gas

LRTP: long-range transmission Plan

OT: operations technology

Maritime Electric: Maritime Electric Company, Limited

MD&A: the Corporation's Management Discussion and Analysis in respect of the year ended December 31, 2024

METC: Michigan Electric Transmission Company

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investors Service, Inc.

MoveUP: Movement of United Professionals

NB Power: New Brunswick Power Corporation

NERC: North American Electric Reliability Corporation

Newfoundland Power: Newfoundland Power Inc.

NL Hydro: Newfoundland and Labrador Hydro Corporation

NYSE: New York Stock Exchange

PEI: Prince Edward Island, Canada

PNM: Public Service Company of New Mexico

PPA: power purchase agreement

PUB: Newfoundland and Labrador Board of Commissioners of Public Utilities

PWU: Power Workers' Union

RNG: renewable natural gas

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEC: United States Securities and Exchange Commission

SEDAR+: the System for Electronic Document Analysis and Retrieval + of the Canadian Securities Administrators available at www.sedarplus.ca

SPP: Southwest Power Pool, Inc.

SRP: Salt River Project Agricultural Improvement and Power District

T&D: transmission and distribution

TC Energy: TC Energy Corporation

TCFD: Task Force for Climate-Related Financial Disclosures

TEP: Tucson Electric Power Company

TSX: Toronto Stock Exchange

UNS Electric and UNSE: UNS Electric, Inc.

UNS Energy: UNS Energy Corporation

UNS Gas: UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

UUWA: United Utility Workers' Association of Canada

Waneta Expansion: Waneta Expansion hydroelectric generating facility

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership

Measurements:    Conversions:
GW    Gigawatt(s)    1 litre = 0.22 imperial gallons
GWh    Gigawatt hour(s)    1 kilometer = 0.62 miles
km    Kilometer(s)
MW    Megawatt(s)
TJ    Terajoule(s)
PJ    Petajoule(s)

Conversion using the above factors on rounded numbers appearing in this AIF may produce small differences from reported amounts as a result.

4	December 31, 2024

Annual Information Form
CORPORATE STRUCTURE

Name and Incorporation
Fortis Inc. is a holding company that was incorporated as 81800 Canada Ltd. under the Canada Business Corporations Act on June 28, 1977 and continued under the Corporations Act (Newfoundland and Labrador) on August 28, 1987. The corporate head office and registered office of Fortis is located at Fortis Place, Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador, Canada, A1B 3T2.

The articles of continuance of the Corporation were amended to: (i) change its name to Fortis on October 13, 1987; (ii) set out the rights, privileges, restrictions and conditions attached to the common shares on October 15, 1987; (iii) designate 2,000,000 First Preference Shares, Series A on September 11, 1990; (iv) replace the class rights, privileges, restrictions and conditions attaching to the First Preference Shares and the Second Preference Shares on July 22, 1991; (v) designate 2,000,000 First Preference Shares, Series B on December 13, 1995; (vi) designate 5,000,000 First Preference Shares, Series C on May 27, 2003; (vii) designate 8,000,000 First Preference Shares, Series D and First Preference Shares, Series E on January 23, 2004; (viii) amend the redemption provisions attaching to the First Preference Shares, Series D on July 15, 2005; (ix) designate 5,000,000 First Preference Shares, Series F on September 22, 2006; (x) designate 9,200,000 First Preference Shares, Series G on May 20, 2008; (xi) designate 10,000,000 First Preference Shares, Series H and 10,000,000 First Preference Shares, Series I on January 20, 2010; (xii) designate 8,000,000 First Preference Shares, Series J on November 8, 2012; (xiii) designate 12,000,000 First Preference Shares, Series K and 12,000,000 First Preference Shares, Series L on July 11, 2013; and (xiv) designate 24,000,000 First Preference Shares, Series M and 24,000,000 First Preference Shares, Series N on September 16, 2014.

Inter-Corporate Relationships
The following table lists the principal subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of votes attaching to voting securities held directly or indirectly by the Corporation as at February 13, 2025. The principal subsidiaries together comprise approximately 91% of the Corporation's consolidated assets as at December 31, 2024 and approximately 86% of the Corporation's 2024 consolidated revenue. This table excludes certain subsidiaries, the assets and revenues of which did not individually exceed 10%, or in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of the Corporation as at December 31, 2024.

Subsidiary	Jurisdiction of Incorporation	Votes attaching to voting securities beneficially owned, controlled or directed by the Corporation (%)
ITC (1)	Michigan, United States	80.1
UNS Energy (2)	Arizona, United States	100
Central Hudson (3)	New York, United States	100
FortisBC Energy (4)	British Columbia, Canada	100
FortisAlberta (5)	Alberta, Canada	100
Newfoundland Power (6)	Newfoundland and Labrador, Canada	100
(1)ITC Holdings, a Michigan corporation, owns all of the shares of ITC Great Plains, ITC Midwest, ITCTransmission and METC. ITC Investment Holdings, a Michigan corporation, owns all of the shares of ITC Holdings. FortisUS, a Delaware corporation, holds an 80.1% interest in ITC Investment Holdings. FortisUS Holdings, a Canadian corporation, owns all of the shares of FortisUS. Fortis owns all of the shares of FortisUS Holdings. 19.9% of the securities of ITC Investment Holdings are owned by an affiliate of GIC, but are held as a passive investment, retaining only those rights necessary to protect its passive minority investment.
(2)UNS Energy, an Arizona corporation, owns all of the shares of TEP, UNS Electric and UNS Gas. FortisUS owns all of the shares of UNS Energy.
(3)CH Energy Group, Inc., a New York corporation, owns all of the shares of Central Hudson. FortisUS owns all of the shares of CH Energy Group, Inc.
(4)FHI, a British Columbia corporation, owns all of the shares of FortisBC Energy. Fortis owns all of the shares of FHI.
(5)FortisAlberta Holdings Inc., an Alberta corporation, owns all of the shares of FortisAlberta. FortisCanada, a Canadian corporation, owns all of the shares of FortisAlberta Holdings Inc. Fortis owns all of the shares of FortisCanada.
(6)Fortis owns all the shares of Newfoundland Power.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2024 revenue of $12 billion and total assets of $73 billion as at December 31, 2024.

Regulated utilities account for virtually all of the Corporation's assets. The Corporation's 9,800 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries. As at December 31, 2024, 69% of the Corporation's assets were located outside Canada and 62% of 2024 revenue was derived from foreign operations.

5	December 31, 2024

Annual Information Form
Three-Year History
Over the past three years, Fortis has continued to experience significant growth. Total assets have increased from $57.7 billion at the start of 2022 to $73.5 billion as at December 31, 2024. Consolidated Capital Expenditures totalled $13.6 billion from 2022 through 2024, resulting in a three-year midyear rate base CAGR of 6.4%. The Corporation's shareholders' equity has also grown from $19.3 billion at the start of 2022 to $23.8 billion as at December 31, 2024. Common Equity Earnings for 2022 totalled $1,330 million compared to $1,606 million in 2024. The growth in earnings over the three-year period reflects the Corporation's regulated growth strategy, and is also impacted by the higher average U.S. dollar-to-Canadian dollar exchange rate in 2024 of 1.37 compared to 1.30 in 2022.

An overview of the Corporation's performance for the past three years follows:

2022
The Corporation's utilities delivered reliable and safe service in 2022. In March 2022, the Corporation made progress on its commitment as a TCFD supporter with the release of its first TCFD and Climate Assessment Report. The report provided information on the Corporation's strategy and actions to combat climate change, identified new opportunities associated with decarbonization, and provided a guide for investment in resilient and adaptable infrastructure.

In October 2022, Fortis announced its 2023-2027 capital plan of $22.3 billion, representing $2.3 billion of additional capital investment in comparison to the five-year capital plan released in 2021. The increase was driven by organic growth, largely reflecting regional transmission projects associated with the MISO LRTP at ITC, investments in Arizona to support TEP's exit from coal, and enhancements to distribution reliability and capacity, as well as investments to support customer growth, across the Corporation's utilities. Approximately $500 million of the increase was driven by a higher assumed U.S.-to-Canadian dollar exchange rate over the five-year period.

2023
The Corporation reliably and safely delivered electricity and gas service. In September 2023, Fortis released its 2024-2028 capital plan of $25 billion, reflecting incremental capital investment of $2.7 billion over the previous five-year plan. The increase was driven by organic growth, largely reflecting regional transmission projects at ITC associated with tranche one of the MISO LRTP, as well as additional investments in Arizona to support TEP’s exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development also contributed to capital growth across the Corporation's utilities.

2024
The Corporation continued to reliably and safely deliver electricity and gas service to its customers. In September 2024, Fortis released its 2025-2029 capital plan of $26.0 billion, representing 6.5% five-year rate base growth and reflecting incremental capital investment of $1.0 billion over the previous five-year plan. The increase is driven by projects associated with the MISO LRTP and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity proceeds are expected to be provided by the Corporation's DRIP, assuming current participation levels. The Corporation's $500 million ATM Program remains available and provides funding flexibility as required.

Fortis has reduced its corporate-wide direct GHG emissions by 34% from a 2019 base year, and has targets to further reduce such GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology.

The Corporation reported Common Equity Earnings of $1.6 billion in 2024, or $3.24 per common share, compared to $1.5 billion, or $3.10 per common share in 2023. The increase was primarily driven by rate base growth across Fortis' utilities and higher earnings in Arizona, largely reflecting new customer rates at TEP effective September 1, 2023 and higher production tax credits. New customer rates at Central Hudson including a higher allowed ROE effective July 1, 2024, and an unfavourable deferred income tax adjustment recognized by ITC in 2023 also contributed to earnings growth. The increase was partially offset by higher holding company finance costs, unrealized losses on derivative contracts, and a $10 million gain realized upon the disposition of Aitken Creek in 2023. The recognition of a refund liability at ITC in 2024 associated a the reduction in the MISO base ROE, largely reflecting the retroactive impact to prior periods, also unfavourably impacted earnings. In addition, an increase in the weighted average number of common shares outstanding related to the Corporation's DRIP impacted earnings per common share.

Capital Expenditures in 2024 were $5.2 billion, consistent with expectations and $0.9 billion higher than 2023. The increase compared to 2023 was primarily due to investments associated with the Eagle Mountain Pipeline project at FortisBC Energy, expenditures on various transmission reliability projects at ITC, and construction of the Roadrunner Reserve battery storage projects at UNS Energy.

6	December 31, 2024

Annual Information Form
Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year capital plan is expected to increase midyear rate base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year CAGR of 6.5%.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas solutions and LNG infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

DESCRIPTION OF THE BUSINESS

Fortis is principally an energy delivery company, with 93% of its assets related to transmission and distribution. The business is characterized by low-risk, stable and predictable earnings and cash flows.

The Corporation's regulated utility businesses are: ITC (electric transmission - Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin); UNS Energy (integrated electric and natural gas distribution - Arizona); Central Hudson (electric transmission and distribution, and natural gas distribution - New York State); FortisBC Energy (natural gas transmission and distribution - British Columbia); FortisAlberta (electric distribution - Alberta); FortisBC Electric (integrated electric - British Columbia); Newfoundland Power (integrated electric - Newfoundland and Labrador); Maritime Electric (integrated electric - Prince Edward Island); FortisOntario (integrated electric - Ontario); Caribbean Utilities (integrated electric - Grand Cayman); and FortisTCI (integrated electric - Turks and Caicos Islands). Fortis also holds equity investments in Wataynikaneyap Power (electric transmission - Ontario) and Belize Electricity (integrated electric - Belize).

The Corporation's non-regulated business is limited to Fortis Belize (three hydroelectric generation facilities - Belize).

Fortis has a unique operating model with a small corporate office in St. John's, Newfoundland and Labrador and business units that operate on a substantially autonomous basis. Each utility has its own management team and board of directors, with most having a majority of independent board members, which provides effective oversight within the broad parameters of Fortis policies and best practices. Subsidiary autonomy supports constructive relationships with regulators, policy makers, customers and communities. Fortis believes this model enhances accountability, opportunity and performance across the Corporation's businesses, and positions Fortis well for future investment opportunities.

Fortis is focused on providing safe, reliable and cost-effective service to customers. Delivering a cleaner energy future is the Corporation's core purpose. In addition, management is focused on delivering long-term profitable growth for shareholders through the execution of its capital plan and the pursuit of investment opportunities within and proximate to its service territories.

Competition
Most of the Corporation's regulated utilities operate as the sole supplier of electricity and/or gas within their respective service territories.

Competition in the regulated electric business is primarily from alternative energy sources and on-site generation by customers. The Corporation faces competition in its transmission business which may restrict its ability to grow this business outside of its established service territories. Challenges to existing right of first refusal statutes applicable to the transmission business may also restrict future growth.

At the Corporation's regulated gas utilities, natural gas primarily competes with electricity for space and hot water heating load. In addition to other price comparisons, upfront capital cost differences between electric and natural gas equipment for hot water and space heating applications continue to present challenges for the competitiveness of natural gas on a fully-costed basis. As governments develop policies to address climate change, any resulting changes to energy policy may impact the competitiveness of natural gas relative to other energy sources. Specifically, government policy could impact the competitiveness of natural gas in British Columbia, which accounts for 79% of the Corporation's natural gas revenue.

Seasonality
As the Corporation's subsidiaries operate in various jurisdictions throughout North America, seasonality impacts each utility differently. Earnings of the Corporation's gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

7	December 31, 2024

Annual Information Form
Summary of Operations
The following table and sections describe the Corporation's operations and reportable segments.

	Customers	Peak Demand (1)		Electric T&D Lines (circuit km)	Gas T&D Lines (km)	Generating Capacity (MW)	Revenue ($ millions)	GWh Sales	Gas Volumes (PJ)	Employees
Regulated Utilities
ITC	—	22,683	MW	26,100	—	—	2,229	—	—	787
UNS Energy	727,000	3,291	MW	23,300	5,100	3,442	3,007	16,680	17	2,087
		114	TJ
Central Hudson	405,000	1,103	MW	15,300	2,400	43	1,372	5,060	25	1,245
		137	TJ
FortisBC Energy	1,098,000	1,705	TJ	—	51,700	—	1,665	—	220	2,160
FortisAlberta	603,000	2,867	MW	91,100	—	—	817	17,324	—	1,326
FortisBC Electric	195,000	818	MW	7,400	—	225	545	3,513	—	583
Other Electric
Newfoundland Power	277,000	1,510	MW	11,600	—	145	782	5,926	—	647
Maritime Electric	91,000	313	MW	7,000	—	90	281	1,523	—	242
FortisOntario	70,000	268	MW	3,400	—	3	241	1,366	—	227
Caribbean Utilities	35,000	128	MW	800	—	166	410	749	—	275
FortisTCI	18,000	46	MW	700	—	99	124	315	—	165
Non-Regulated
Corporate and Other	—	—		—	—	51	35	215	—	104
Total	3,519,000	33,027	MW	186,700	59,200	4,264	11,508	52,671	262	9,848
		1,956	TJ
(1)Electric (MW) or gas (TJ)

Regulated Utilities

ITC
ITC's business consists mainly of electric transmission operations. ITC's Regulated Operating Subsidiaries own and operate high-voltage electric transmission systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin that transmit electricity from generating stations to local distribution facilities connected to ITC's transmission systems.
The primary operating responsibilities of ITC's Regulated Operating Subsidiaries include maintaining, improving and expanding transmission systems to meet their customers’ ongoing needs, managing and scheduling maintenance and construction, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded. ITC owns and operates approximately 26,100 circuit km of transmission lines.
ITC's Regulated Operating Subsidiaries earn revenues from the use of their transmission systems by customers, including investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, ITC's Regulated Operating Subsidiaries are subject to rate regulation by FERC. The rates charged are established using cost-based formula rates.

ITC's principal transmission service customers are DTE, CMS and IPL. These customers, individually and together, have consistently represented a significant percentage of ITC's operating revenues. Nearly all of ITC's revenues are from transmission customers in the U.S.

Market and Sales
Revenues
ITC's revenue was $2,229 million in 2024 compared to $2,085 million in 2023.

ITC derives nearly all of its revenues from transmission, scheduling, control and dispatch services and other related services over ITC's Regulated Operating Subsidiaries' transmission systems to DTE, CMS, IPL and other entities, such as alternative energy suppliers, power marketers and other wholesale customers that provide electricity to end-use customers, as well as from transaction-based capacity reservations on ITC's transmission systems. MISO and SPP are responsible for billing and collecting the majority of transmission service revenues. As the billing agents for ITC's MISO Regulated Operating Subsidiaries and ITC Great Plains, MISO and SPP collect fees for the use of ITC's transmission systems, invoicing DTE, CMS, IPL and other customers on a monthly basis.

8	December 31, 2024

Annual Information Form
The following table compares the composition of ITC's 2024 and 2023 revenue by customer class.

	Revenue (%)
	2024	2023
Network revenues	72.3	70.7
Regional cost-sharing revenues	24.7	24.8
Point-to-point	1.3	1.2
Scheduling, control and dispatch	1.1	1.3
Other	0.6	2.0
Total	100.0	100.0
Network revenues are generated from network customers for their use of ITC's electric transmission systems and are based on the actual revenue requirements under its cost-based formula rates that contain a true-up mechanism.

Network revenues from ITC Great Plains include the annual revenue requirements specific to projects that are charged exclusively within one pricing zone within SPP or are classified as direct assigned network upgrades under the SPP tariff and contain a true-up mechanism.

Regional cost-sharing revenues are generated from transmission customers throughout RTO regions for their use of ITC's MISO Regulated Operating Subsidiaries' network upgrade projects that are eligible for regional cost-sharing under provisions of the MISO tariff. Additionally, certain projects at ITC Great Plains are eligible for recovery through a region-wide charge under provisions of the SPP tariff. Regional cost-sharing revenues are treated as a reduction to the net network revenue requirement under ITC's cost-based formula rates.

Point-to-point revenues consist of revenues generated from a type of transmission service for which the customer pays for transmission capacity reserved along a specified path between two points on an hourly, daily, weekly or monthly basis. Point-to-point revenues also include other components pursuant to schedules under the MISO and SPP transmission tariffs. Point-to-point revenues are treated as a revenue credit to network or regional customers and are a reduction to the gross revenue requirement when calculating the net revenue requirement under ITC's cost-based formula rates.

Scheduling, control and dispatch revenues are allocated to ITC's MISO Regulated Operating Subsidiaries by MISO as compensation for the services performed in operating the transmission system. Such services include monitoring of reliability data, current and next-day analysis, implementation of emergency procedures and outage coordination and switching.

Other revenues consist of rental revenues, easement revenues, revenues relating to use of jointly-owned assets under ITC's transmission ownership and operating agreements and revenues from providing ancillary services to customers. Other revenues for 2024 also include the recognition of a refund liability associated with a reduction in the MISO base ROE, largely reflecting the retroactive impact to prior periods, as approved by FERC in October 2024. The majority of other revenues is treated as a revenue credit and taken as a reduction to the gross revenue requirement when calculating the net revenue requirement under ITC's cost-based formula rates.

Contracts

ITCTransmission
DTE operates an electric distribution system that is interconnected with ITCTransmission's transmission system. A set of three operating contracts sets forth the terms and conditions related to DTE's and ITCTransmission's interconnected systems. These contracts include:

Master Operating Agreement - governs the primary day-to-day operational responsibilities of ITCTransmission and DTE. It identifies the control area coordination services that ITCTransmission is obligated to provide to DTE and certain generation-based support services that DTE is required to provide to ITCTransmission.

Generator Interconnection and Operation Agreement - established and maintains the direct electricity interconnection of DTE's electricity generating assets with ITCTransmission's transmission system for the purposes of transmitting electric power from and to the electricity generating facilities.

Coordination and Interconnection Agreement - governs the rights, obligations and responsibilities of ITCTransmission and DTE regarding, among other things, the operation and interconnection of DTE's distribution system and ITCTransmission's transmission system and the construction of new facilities or modification of existing facilities. Additionally, this agreement allocates costs for operation of supervisory, communications and metering equipment.

METC
CMS operates an electric distribution system that interconnects with METC's transmission system. METC is a party to a number of operating contracts with CMS that govern the operations and maintenance of its transmission system. These contracts include:

Amended and Restated Easement Agreement - CMS provides METC with an easement to the land on which a majority of METC's transmission towers, poles, lines and other transmission facilities used to transmit electricity for CMS and others are located. METC pays CMS an annual rent for the easement and also pays for any rentals, property taxes and other fees related to the property covered by the agreement.

9	December 31, 2024

Annual Information Form
Amended and Restated Operating Agreement - METC is responsible for maintaining and operating its transmission system, providing CMS with information and access to its transmission system and related books and records, administering and performing the duties of control area operator (that is, the entity exercising operational control over the transmission system) and, if requested by CMS, building connection facilities necessary to permit interaction with new distribution facilities built by CMS.

Amended and Restated Purchase and Sale Agreement for Ancillary Services - Since METC does not own any generating facilities, it must procure ancillary services from third-party suppliers, such as CMS. Currently, under this agreement, METC pays CMS for providing certain generation-based services necessary to support the reliable operation of the bulk power grid, such as voltage support and generation capability and capacity to balance loads and generation.

Amended and Restated Distribution-Transmission Interconnection Agreement - provides for the interconnection of CMS' distribution system with METC's transmission system and defines the continuing rights, responsibilities and obligations of the parties with respect to the use of certain of their respective property, assets and facilities.

Amended and Restated Generator Interconnection Agreement - specifies the terms and conditions under which CMS and METC maintain the interconnection of CMS' generation resources and METC's transmission assets.

ITC Midwest
IPL operates an electric distribution system that interconnects with ITC Midwest's transmission system. ITC Midwest is a party to a number of operating contracts with IPL that govern the operations and maintenance of their respective systems. These contracts include:

Distribution-Transmission Interconnection Agreement - governs the rights, responsibilities and obligations of ITC Midwest and IPL with respect to the use of certain of their respective property, assets and facilities and the construction of new facilities or modification of existing facilities.

Large Generator Interconnection Agreement - ITC Midwest, IPL and MISO entered into this agreement in order to establish and maintain the direct electricity interconnection of IPL's electricity generating assets with ITC Midwest's transmission system for the purposes of transmitting electric power from and to the electricity generating facilities.

UNS Energy
UNS Energy is a vertically integrated utility services holding company, headquartered in Tucson, Arizona. It is engaged through its subsidiaries in the regulated electric generation and energy delivery business, primarily in the State of Arizona, serving approximately 727,000 retail electricity and gas customers. UNS Energy primarily consists of three wholly owned regulated utilities: TEP, UNS Electric and UNS Gas.

TEP is a vertically integrated regulated electric utility that generates, transmits and distributes electricity. TEP serves approximately 452,000 retail customers in a territory comprising approximately 2,991 square km in southeastern Arizona, including the greater Tucson metropolitan area. TEP also sells wholesale electricity to other entities in the western U.S.

UNS Electric is a vertically integrated regulated electric utility that generates, transmits and distributes electricity to approximately 105,000 retail customers in southeastern Arizona.

TEP and UNS Electric own generation resources with an aggregate capacity of 3,442 MW, including 318 MW of renewable resources. Several of the generating assets in which TEP and UNS Electric have an interest are jointly owned. As at December 31, 2024, approximately 26% of the generating capacity was fueled by coal.

TEP also owns transmission-related assets representing approximating 14% of UNS Energy's total assets.

UNS Gas is a regulated gas distribution utility that serves approximately 170,000 retail customers in northern and southern Arizona.

Market and Sales
UNS Energy's electricity sales were 16,680 GWh in 2024 compared to 16,173 GWh in 2023. Gas volumes were 17 PJ in 2024, consistent with 2023. Revenue was $3,007 million in 2024 compared to $3,006 million in 2023.

The following table provides the composition of UNS Energy's 2024 and 2023 revenue, electricity sales, and gas volumes by customer class.

	Revenue (%)		GWh Sales (%)		PJ Volumes (%)
	2024	2023	2024	2023	2024	2023
Residential	39.8	37.1	30.1	30.8	53.4	55.5
Commercial	20.3	18.8	16.2	16.4	22.2	22.3
Industrial	14.4	13.7	18.8	19.4	2.0	1.4
Wholesale	9.0	12.8	34.8	33.3	—	—
Other (1)	16.5	17.6	0.1	0.1	22.4	20.8
Total	100.0	100.0	100.0	100.0	100.0	100.0
(1)Electricity sales include transmission, participant billings, alternative revenue and revenue from sources other than from the sale of electricity. Gas volumes include negotiated sales program customers.

10	December 31, 2024

Annual Information Form
Power Supply
TEP meets the electricity supply requirements of its retail and wholesale customers with its owned electrical generating capacity of 3,126 MW and its transmission and distribution system consisting of approximately 16,000 circuit km of line. In 2024, TEP met a peak demand of 2,764 MW, which includes firm sales to wholesale customers. TEP is a member of a regional reserve-sharing organization and has reliability and power sharing relationships with other utilities.

TEP's generating capacity is set forth in the following table.

Generation Source	Unit No.	Location	Date in Service	Total Capacity (MW)	Operating Agent	TEP's Share (%)	TEP's Share (MW)
Coal
Springerville Station	1	Springerville, AZ	1985	387	TEP	100.0	387
Springerville Station (1)	2	Springerville, AZ	1990	406	TEP	100.0	406
Four Corners Station	4	Farmington, NM	1969	785	APS	7.0	55
Four Corners Station	5	Farmington, NM	1970	785	APS	7.0	55
Natural Gas
Gila River Power Station (2)	2	Gila Bend, AZ	2003	607	SRP	100.0	607
Gila River Power Station (2) (3)	3	Gila Bend, AZ	2003	607	SRP	75.0	455
Luna Generating Station	1	Deming, NM	2006	555	PNM	33.3	185
Sundt Station	3	Tucson, AZ	1962	104	TEP	100.0	104
Sundt Station	4	Tucson, AZ	1967	156	TEP	100.0	156
Sundt Internal Combustion Turbines		Tucson, AZ	1972-1973	50	TEP	100.0	50
Sundt Reciprocating Internal Combustion Engine (3)	1-10	Tucson, AZ	2019-2020	188	TEP	100.0	188
DeMoss Petrie (4)	N/A	Tucson, AZ	2001	75	TEP	100.0	75
North Loop	N/A	Tucson, AZ	2001	96	TEP	100.0	96
Renewable
Utility-Owned Renewables		Various	2002-2023	307	TEP	100.0	307
Total Capacity							3,126
(1)Springerville Generating Station Unit 2 is owned by San Carlos Resources Inc., a wholly owned subsidiary of TEP.
(2)In January 2024, upgrades to Gila River Unit 3 increased capacity by 34 MW, for a total nominal capacity of 607 MW.
(3)TEP owns 75% of Gila River Unit 3 and UNS Electric owns 25%.
(4)Demoss Petrie is accompanied by 10 MW of battery storage.

UNS Electric meets the electricity supply requirements of its retail customers with its owned electrical generating capacity of 316 MW and purchasing power on the wholesale market, and its transmission and distribution system consisting of approximately 7,000 circuit km of line. In 2024, UNS Electric met a peak demand of 527 MW.

UNS Electric's generating capacity is set forth in the following table.

Generation Source	Unit No.	Location	Date In Service	Resource Type	Total Capacity (MW)	Operating Agent	UNSE's Share (%)	UNSE's Share (MW)
Black Mountain	1	Kingman, AZ	2011	Gas	45	UNSE	100.0	45
Black Mountain	2	Kingman, AZ	2011	Gas	45	UNSE	100.0	45
Valencia	1	Nogales, AZ	1989	Gas/Oil	14	UNSE	100.0	14
Valencia	2	Nogales, AZ	1989	Gas/Oil	14	UNSE	100.0	14
Valencia	3	Nogales, AZ	1989	Gas/Oil	14	UNSE	100.0	14
Valencia	4	Nogales, AZ	2006	Gas/Oil	21	UNSE	100.0	21
Gila River Power Station (1)	3	Gila Bend, AZ	2003	Gas	607	SRP	25.0	152
Utility-Owned Renewables	N/A	Various	2011-2017	Solar	11	UNSE	100.0	11
Total Capacity								316
(1)    In January 2024, upgrades to Gila River Unit 3 increased capacity by 34 MW for a total nominal capacity of 607 MW

Utility-Owned Renewable and Battery Resources
TEP owns 307 MW of renewable generation resources, has 3 MW of solar generation resources under development and two-200 MW battery storage projects under development at its BESS Facility with planned 2025 and 2026 in-service dates. UNS Electric owns 11 MW of solar generation capacity.

11	December 31, 2024

Annual Information Form
Renewable and Battery Storage Power Purchase Agreements
TEP has renewable PPAs of 256 MW from solar resources and 179 MW from wind resources. The solar PPAs contain options that allow TEP to purchase all or part of the related facilities at a future date. The Babacomari North, Wilmot II and the Winchester solar facilities are expected to be placed in service in 2025, 2026 and 2027, respectively, and are expected to add 340 MW to TEP's renewable capacity. UNS Electric has renewable PPAs of 83 MW from solar resources and 10 MW from wind resources. TEP has PPAs for battery storage of 40 MW located on renewable sites, with 180 MW of battery storage under development at Wilmot II and Winchester.

Gas Purchases
TEP and UNS Gas directly manage their gas supply and transportation contracts. The price for gas varies based on market conditions, which include weather, supply balance, economic growth rates and other factors. TEP and UNS Gas hedge their gas supply prices by entering into fixed-price forward contracts, collars and financial swaps from time to time, up to three years in advance, with a view to hedging 70-90% of expected monthly energy volumes prior to the beginning of each month.

UNS Gas met peak demand of 114 TJ in 2024.

Central Hudson
Central Hudson is a regulated electric and gas transmission and distribution utility serving approximately 315,000 electricity customers and 90,000 natural gas customers in portions of New York State's Mid-Hudson River Valley. Central Hudson serves a territory of approximately 6,700 square km. Electric service is available throughout the territory, and natural gas service is provided in and around the cities of Poughkeepsie, Beacon, Newburgh and Kingston, New York, and in certain outlying and intervening territories.

Central Hudson's electric transmission and distribution system consists of approximately 15,300 circuit km of line and met a peak demand of 1,103 MW in 2024.

Central Hudson's natural gas system consists of approximately 2,400 km of T&D pipelines and met a peak demand of 137 TJ in 2024.

Market and Sales
Central Hudson's electricity sales were 5,060 GWh in 2024 compared to 4,921 GWh in 2023. Natural gas sales volumes were 25 PJ in 2024 compared to 24 PJ in 2023. Revenue was $1,372 million in 2024 compared to $1,360 million in 2023.

The following table compares the composition of Central Hudson's 2024 and 2023 revenue, electricity sales and natural gas volumes by customer class.

	Revenue (%)		GWh Sales (%)		PJ Volumes (%)
	2024	2023	2024	2023	2024	2023
Residential	63.1	61.9	42.9	42.6	22.3	22.1
Commercial	30.0	29.4	39.7	39.4	28.7	28.3
Industrial	4.6	3.8	16.6	17.5	42.5	42.6
Wholesale (1)	0.9	1.2	0.8	0.5	6.5	7.0
Other (2)	1.4	3.7	—	—	—	—
Total	100.0	100.0	100.0	100.0	100.0	100.0
(1)Includes sales for resale.
(2)Other includes regulatory deferrals and revenue from sources other than from the sale of gas and electricity.

Power Supply
Central Hudson relies on purchased capacity and energy from third-party providers, together with its own minimal generating capacity, to meet the demands of its full-service customers.

Costs of electric and natural gas commodity purchases are recovered from customers, without earning a profit on these costs. Rates are reset monthly based on Central Hudson's actual costs to purchase the electricity and natural gas needed to serve its full-service customers.

FortisBC Energy
FortisBC Energy is the largest distributor of natural gas in British Columbia, serving approximately 1,098,000 residential, commercial, industrial, and transportation customers. FortisBC Energy provides transmission and distribution services to customers and obtains natural gas and renewable gas supplies on behalf of most of its residential, commercial and industrial customers. Gas supplies are sourced primarily from northeastern British Columbia and, through FortisBC Energy's Southern Crossing Pipeline, from Alberta. FortisBC Energy owns and operates approximately 51,700 km of natural gas pipelines and met a peak demand of 1,705 TJ in 2024.

12	December 31, 2024

Annual Information Form
Market and Sales
FortisBC Energy's natural gas sales volumes were 220 PJ in 2024 compared to 213 PJ in 2023. Revenue was $1,665 million in 2024 compared to $1,955 million in 2023.

The following table compares the composition of FortisBC Energy's 2024 and 2023 revenue and natural gas volumes by customer class.

	Revenue (%)		PJ Volumes (%)
	2024	2023	2024	2023
Residential	56.6	56.2	35.4	36.2
Commercial	30.6	32.3	25.9	26.3
Industrial	8.0	7.4	11.4	9.4
Other (1)	4.8	4.1	27.3	28.1
Total	100.0	100.0	100.0	100.0
(1)Includes revenue and gas volumes from transportation customers. Due to the nature of transportation contracts, the percentage of revenue by customer category may not correlate with associated volumes.

Gas Purchase Agreements
To ensure supply of adequate resources for reliable natural gas deliveries to its customers, FortisBC Energy purchases natural gas supply from counterparties, including producers, aggregators and marketers. FortisBC Energy contracts for approximately 184 PJ of baseload and seasonal supply, of which the majority is sourced in northeastern British Columbia and transported on Westcoast Energy Inc.'s T‑South pipeline system. The remainder is sourced in Alberta and transported on TC Energy's pipeline transportation system. FortisBC Energy purchased approximately 2.7 PJs of RNG in 2024.

FortisBC Energy procures and delivers natural gas directly to core market customers. Transportation customers are responsible to procure and deliver their own natural gas to the FortisBC Energy system and FortisBC Energy then delivers the gas to the operating premises of these customers. FortisBC Energy contracts for transportation capacity on third-party pipelines, such as the T‑South pipeline and the TC Energy pipeline, to transport gas supply from various market hubs to FortisBC Energy's system. These third-party pipelines are regulated by the Canada Energy Regulator. FortisBC Energy pays both fixed and variable charges for the use of transportation capacity on these pipelines, which are recovered through rates paid by FortisBC Energy's core market customers. FortisBC Energy contracts for firm transportation capacity to ensure it is able to meet its obligation to supply customers within its broad operating region under all reasonable demand scenarios.

Gas Storage and Peak Shaving Arrangements
FortisBC Energy incorporates peak shaving and gas storage facilities into its portfolio to: (i) supplement contracted base load and seasonal gas supply in the winter months, while injecting excess base load supply to refill storage in the summer months; (ii) mitigate the risk of supply shortages during cooler weather and peak demand; (iii) manage the cost of gas during the winter months; and (iv) balance daily supply and demand on the distribution system during periods of peak use that occur during the winter months.

FortisBC Energy holds approximately 37 PJs of total storage capacity. FortisBC Energy owns Tilbury and Mount Hayes LNG peak shaving facilities, which provide on-system storage capacity and deliverability. FortisBC Energy also contracts for underground storage capacity and deliverability from parties in northeastern British Columbia, Alberta and the Pacific Northwest of the U.S. On a combined basis, FortisBC Energy's Tilbury and Mount Hayes facilities, the contracted storage facilities and other peaking arrangements can deliver up to 0.82 PJs per day of supply to FortisBC Energy on the coldest days of the heating season. The heating season typically occurs during the period from December to February.

Mitigation Activities
FortisBC Energy engages in off-system sales activities that allow for the recovery or mitigation of costs of any unutilized supply and/or pipeline and storage capacity that is available once customers' daily load requirements are met.

Under the Gas Supply Mitigation Incentive Plan revenue sharing model approved by the BCUC, FortisBC Energy can earn an incentive payment for mitigation activities. Subject to the BCUC's approval, FortisBC Energy earned an incentive payment of approximately $3.9 million for the gas contract year ending October 31, 2024.

The BCUC has approved extensions of the program through October 31, 2025.

Price-Risk Management Plan
FortisBC Energy engages in price-risk management activities to mitigate the impact on customer rates of fluctuations in natural gas prices. These activities include: (i) physical gas purchasing and storage strategies; (ii) quarterly commodity rate-setting and a deferral account mechanism; and (iii) the use of derivative instruments, which were implemented pursuant to a price-risk management plan approved by the BCUC, as discussed below.

For the April 2024 to March 2028 period, FortisBC Energy has implemented fixed price AECO/NIT hedges to mitigate the impact of rising prices at the AECO/NIT market hub and provide increased pricing diversity to the commodity supply portfolio. FortisBC Energy's AECO/NIT Price Risk Mitigation Application was approved by the BCUC in June 2023.

13	December 31, 2024

Annual Information Form
Unbundling
A Customer Choice program at FortisBC Energy allows eligible commercial and residential customers to buy their natural gas commodity supply from FortisBC Energy or from third-party marketers. FortisBC Energy continues to provide the delivery service of the natural gas to all its customers. In 2024, approximately 9% of eligible commercial customers and 4% of eligible residential customers purchased their commodity supply from alternate providers.

FortisAlberta
FortisAlberta is a regulated electricity distribution utility operating in Alberta. Its business is the ownership and operation of electric distribution facilities that distribute electricity, generated by other market participants, from high-voltage transmission substations to end-use customers. FortisAlberta is not involved in the generation, transmission or direct retail sale of electricity. FortisAlberta operates the electricity distribution system in a substantial portion of southern and central Alberta around and between the cities of Edmonton and Calgary, totalling approximately 91,100 circuit km of distribution lines. FortisAlberta's distribution network serves approximately 603,000 customers and met a peak demand of 2,867 MW in 2024.

Market and Sales
FortisAlberta's energy deliveries were 17,324 GWh in 2024 compared to 16,976 GWh in 2023. Revenue was $817 million in 2024 compared to $738 million in 2023.

The following table compares the composition of FortisAlberta's 2024 and 2023 revenue and energy deliveries by customer class.

	Revenue (%)		GWh Deliveries (%) (1)
	2024	2023	2024	2023
Residential	44.3	43.7	28.2	28.6
Commercial	24.8	25.4	13.3	13.6
Industrial	18.2	18.3	58.5	57.8
Other (2)	12.7	12.6	—	—
Total	100.0	100.0	100.0	100.0
(1)GWh percentages exclude FortisAlberta's GWh deliveries to "transmission-connected" customers. These deliveries were 6,906 GWh in 2024 and 6,571 GWh in 2023 and consisted primarily of energy deliveries to large-scale industrial customers directly connected to the transmission grid.
(2)Includes rate riders, deferrals and adjustments.

Franchise Agreements
FortisAlberta customers located within a city, town, village or summer village boundary are served under franchise agreements between FortisAlberta and the respective customers' municipality of residence. FortisAlberta maintains standard franchise agreements with many municipalities throughout Alberta. Any franchise agreement that is not renewed at the expiry of the term continues in effect until either FortisAlberta or the municipality terminates it with the approval of the AUC. The Municipal Government Act (Alberta) provides municipalities an option to purchase FortisAlberta assets located within their municipal boundaries upon termination of a franchise agreement. FortisAlberta must be compensated if a franchise agreement is terminated, and the municipality subsequently exercises its option to purchase FortisAlberta distribution assets. In such a case, compensation would likely be determined based on a methodology approved by the AUC.

FortisAlberta holds franchise agreements with 163 municipalities within its service area. The franchise agreements include 10‑year terms with an option to renew for up to two subsequent five-year terms. Notices to extend the franchise agreements expiring in 2025 have been or will be provided to affected municipalities prior to expiration.

FortisBC Electric
FortisBC Electric is an integrated regulated electric utility that owns hydroelectric generating plants, high voltage transmission lines and a large network of distribution assets located in the southern interior of British Columbia. FortisBC Electric serves approximately 195,000 customers and met a peak demand of 818 MW in 2024. FortisBC Electric's transmission and distribution assets include approximately 7,400 circuit km of T&D lines.

FortisBC Electric is also responsible for operation, maintenance and management services at the 493‑MW Waneta hydroelectric generating facility owned by BC Hydro and the 340‑MW Waneta Expansion, the 149-MW Brilliant hydroelectric plant, the 120‑MW Brilliant hydroelectric expansion plant and the 185-MW Arrow Lakes generating station, all ultimately owned by Columbia Basin Trust and Columbia Power Corporation.

Market and Sales
Electricity sales were 3,513 GWh in 2024 compared to 3,478 GWh in 2023. Revenue was $545 million in 2024 compared to $528 million in 2023.

14	December 31, 2024

Annual Information Form
The following table compares the composition of FortisBC Electric's 2024 and 2023 revenue and electricity sales by customer class.

	Revenue (%)		GWh Sales (%)
	2024	2023	2024	2023
Residential	48.4	48.9	37.6	37.9
Commercial	26.6	27.0	28.7	29.2
Industrial	12.1	11.3	16.7	16.0
Wholesale	12.9	12.8	17.0	16.9
Total	100.0	100.0	100.0	100.0

Generation and Power Supply
FortisBC Electric meets the electricity supply requirements of its customers through a mix of its own generation and PPAs. FortisBC Electric owns four regulated hydroelectric generating plants on the Kootenay River with an aggregate capacity of 225 MW, which provide approximately 41% of its energy needs and 25% of its peak capacity needs. FortisBC Electric meets the balance of its requirements through a portfolio of long-term and short-term PPAs.

FortisBC Electric's four hydroelectric generating facilities are governed by the multiparty CPA that enables the five separate owners of nine major hydroelectric generating plants, with a combined capacity of approximately 1,900 MW and located in relatively close proximity to each other, to coordinate the operation and dispatch of their generating plants.

The following table lists the plants and their respective capacity and owner.

Plant	Capacity (MW)	Owners
Canal Plant	580	BC Hydro
Waneta Dam	493	BC Hydro
Waneta Expansion	340	Waneta Expansion Power Corporation
Kootenay River System	225	FortisBC Electric
Brilliant Dam	149	Brilliant Power Corporation
Brilliant Expansion	120	Brilliant Expansion Power Corporation
Total	1,907

Brilliant Power Corporation, Brilliant Expansion Power Corporation, Teck Metals Ltd., Waneta Expansion Power Corporation and FortisBC Electric are collectively defined in the CPA as the entitlement parties. The CPA enables BC Hydro and the entitlement parties to generate more power from their respective generating plants than they could if they operated independently through coordinated use of water flows, subject to the 1961 Columbia River Treaty between Canada and the U.S., and coordinated operation of storage reservoirs and generating plants. Under the CPA, BC Hydro takes into its system all power actually generated by the plants listed in the table above. In exchange for permitting BC Hydro to determine the output of these facilities, each of the entitlement parties is contractually entitled to a fixed annual entitlement of capacity and energy from BC Hydro, which is based on 50-year historical water flows and the plants' generating capabilities. The entitlement parties receive their defined entitlements irrespective of actual water flows to the entitlement parties' generating plants. BC Hydro enjoys the benefits of the additional power generated through coordinated operation and optimal use of water flows. The entitlement parties benefit by knowing years in advance the amount of power that they will receive from their generating plants and, therefore, do not face hydrology variability in generation supply planning. However, FortisBC Electric retains rights to its original water licences and flows in perpetuity. Should the CPA be terminated, the output of FortisBC Electric's Kootenay River system plants would, with the water and storage authorized under its existing licences and on a long‑term average, be approximately the same power output as FortisBC Electric receives under the CPA. The CPA does not affect FortisBC Electric's ownership of its physical generation assets. The CPA continues in force until terminated by any of the parties by giving no less than five years' notice at any time on or after December 31, 2030.

FortisBC Electric's remaining electricity supply is acquired primarily through long-term PPAs with a number of counterparties, including the Brilliant PPA, the BC Hydro PPA and the Waneta Expansion Capacity Agreement. Additionally, FortisBC Electric purchases capacity and energy from the market to meet its peak energy requirements and optimize its overall power supply portfolio. These market purchases provided approximately 11% of FortisBC Electric's energy supply requirements in 2024. FortisBC Electric's PPAs and market purchases have been accepted by the BCUC and prudently incurred costs thereunder flow through to customers through FortisBC Electric's electricity rates.

Other Electric
Other Electric consists of utilities in eastern Canada and the Caribbean as follows: Newfoundland Power; Maritime Electric; FortisOntario; a 39% equity investment in Wataynikaneyap Power; an approximate 60% controlling interest in Caribbean Utilities; FortisTCI; and a 33% equity investment in Belize Electricity.

15	December 31, 2024

Annual Information Form
Newfoundland Power is an integrated regulated electric utility and the principal distributor of electricity on the island portion of Newfoundland and Labrador. Maritime Electric is an integrated regulated electric utility and the principal distributor of electricity on PEI. FortisOntario provides integrated electric utility service through its three regulated operating utilities primarily in Fort Erie, Port Colborne, Cornwall, Gananoque, and the District of Algoma in Ontario.

Wataynikaneyap Power is a transmission company majority-owned by 24 First Nations communities (51%), in partnership with FortisOntario (39%) and Algonquin Power & Utilities Corp. (10%). The 1,800 KM Wataynikaneyap Power transmission line was completed in the second quarter of 2024 and will connect 17 remote First Nations communities to the Ontario power grid.

Caribbean Utilities is an integrated regulated electric utility and the sole provider of electricity on Grand Cayman, Cayman Islands. FortisTCI is an integrated regulated electric utility on the Turks and Caicos Islands. Belize Electricity is an integrated electric utility and the principal distributor of electricity in Belize.

Both Wataynikaneyap Power and Belize Electricity are excluded from the following discussion as Fortis holds minority interests in these entities.

The following table sets out the customers, installed generating capacity, peak demand and kilometers of transmission and distribution lines for the segment.

	Customers	Peak Demand (MW)	T&D Lines (circuit km)	Generating Capacity (MW)	Resource Type(s)
Newfoundland Power	277,000	1,510	11,600	145	Hydroelectric, Gas, Diesel
Maritime Electric	91,000	313	7,000	90	Diesel
FortisOntario (1)	70,000	268	3,400	3	Natural Gas Cogeneration
Caribbean Utilities (2)	35,000	128	800	166	Diesel
FortisTCI	18,000	46	700	99	Diesel, Solar
Total	491,000	2,265	23,500	503
(1)    FortisOntario also owns a 10% interest in certain regional electric distribution companies serving approximately 40,000 customers.
(2)    Includes 24 km of high-voltage submarine cable.

Market and Sales
Electricity sales attributable to Other Electric were 9,879 GWh in 2024 compared to 9,753 GWh in 2023. Revenue was $1,838 million in 2024 compared to $1,761 million in 2023.

The following table compares the composition of revenue and electricity sales by customer class for Other Electric in 2024 and 2023.

	Revenue (%)		GWh Sales (%)
	2024	2023	2024	2023
Residential	55.7	56.4	56.9	56.8
Commercial	37.2	37.6	40.0	39.9
Industrial	1.8	1.8	2.6	2.7
Other (1)	5.3	4.2	0.5	0.6
Total	100.0	100.0	100.0	100.0
(1)    Includes revenue from sources other than from the sale of electricity.

Power Supply
Newfoundland Power
Approximately 93% of Newfoundland Power's energy requirements are purchased from NL Hydro with the remaining 7% generated by Newfoundland Power. The principal terms of the supply arrangements with NL Hydro are regulated by the PUB on a basis similar to that upon which Newfoundland Power's service to its customers is regulated.

NL Hydro charges Newfoundland Power for purchased power and includes charges for both demand and energy purchased. The demand charge is based on the peak billing demand for the most recent winter season. The existing energy charge is a two-block charge with a higher second block charge set to reflect NL Hydro's marginal cost of generating electricity.

On January 16, 2025, the PUB approved the Corporation and NL Hydro's applications to establish a new wholesale rate effective January 1, 2025. The new wholesale rate structure will continue as a two-block charge, with a lower second block charge reflecting NL Hydro's current marginal energy costs based on energy exports.

16	December 31, 2024

Annual Information Form
Energy from the Muskrat Falls project supplies a significant portion of NL Hydro's electricity requirements and, in turn, Newfoundland Power's electricity requirements. All units of NL Hydro's Muskrat Falls generating facility have been released for service. In October 2022, NL Hydro filed an updated study with the PUB recommending, among other things, that its 490 MW Holyrood Thermal Generating Station remain operational until 2030 as backup generation in the event of an extended outage to the Labrador Island Link. The Government of Newfoundland and Labrador announced the finalization of its rate mitigation plan in respect of the Muskrat Falls project in May 2024. The plan came into effect on July 1, 2024 and limits annual domestic customer rate increases associated with the Muskrat Falls project and NL Hydro’s operations to 2.25% until 2030. The impact of the Muskrat Falls project on customer rates beyond 2030 remains uncertain.

Maritime Electric
Maritime Electric is interconnected to the Province of New Brunswick via four provincially owned submarine cables with a total capacity of 560 MW. The company purchases its energy requirements through energy purchase agreements with NB Power, a New Brunswick Crown corporation, and from renewable energy facilities owned by the PEI Energy Corporation. Company-owned on-island generation facilities totalling 90 MW are used primarily for peaking, submarine-cable loading issues and emergency purposes.

Maritime Electric has the following contracts with NB Power: (i) an energy supply agreement covering the period March 1, 2019 to December 31, 2026; (ii) a transmission capacity contract allowing Maritime Electric to reserve 30 MW of capacity to PEI expiring November 2032; and (iii) an entitlement agreement for approximately 4.55% of the output from NB Power's Point Lepreau Nuclear Generating Station for the life of the unit. Maritime Electric also has several renewable energy contracts with the PEI Energy Corporation for the purchase of energy for remaining periods ranging from one to 15 years.

As part of its entitlement agreement relating to the output of the Point Lepreau Nuclear Generating Station, Maritime Electric is required to pay its share of the unit's capital and operating costs.

FortisOntario
The power requirements of FortisOntario's service territories are met through various sources. Canadian Niagara Power purchases all its power requirements for Fort Erie and Port Colborne from the IESO, purchases approximately 79% of energy requirements for the Gananoque region from Hydro One Networks Inc. and purchases the remaining 21% from five hydroelectric generating plants owned by EO Generation LP. Algoma Power purchases its energy requirements primarily from the IESO. Under the Ontario Energy Board's Standard Supply Code, Canadian Niagara Power and Algoma Power must provide standard service supply to all its customers who do not choose to contract with an electricity retailer. This energy is provided to customers at either regulated or market prices.

Cornwall Electric purchases substantially all of its power requirements from Hydro-Québec Energy Marketing under a contract that expires in December 2030 and which provides a minimum of 537 GWh of energy per year and up to 145 MW of capacity at any one time.

Caribbean Utilities
Caribbean Utilities relies upon in-house diesel-powered generation to produce electricity for its customers. Caribbean Utilities is party to primary and secondary fuel supply contracts with two different suppliers from whom it is committed to purchasing 60% and 40%, respectively, of its diesel fuel requirements for its diesel-powered generating plant. In October 2024, Caribbean Utilities executed new fuel supply contracts with these two suppliers, each with a term of 36 months.

FortisTCI
FortisTCI relies upon in-house diesel-powered generation to produce electricity for its customers. FortisTCI's generating capacity increased in 2024 due to the commissioning of: (i) a new 9.4 MW Wartsila engine; and (ii) a 1.2 MW ground mounted solar photovoltaic system on the island of North Caicos. FortisTCI's BESS Micrgrid project is scheduled for completion in 2025. FortisTCI has installed 2.7 MW of rooftop solar in partnership with customers under its Utility Owned Renewable Energy Program.

FortisTCI continues to engage with the Government of the Turks and Caicos Islands on regulatory reform to enable further development of renewable energy resources.

FortisTCI has contracted with a major supplier for all its diesel fuel requirements for electricity generation. The current contract expires in August 2025 and negotiations are ongoing for a one-year renewal.

Non-Regulated

Corporate and Other
Corporate and other captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. This segment consists of non-regulated holding company expenses, as well as earnings from non-regulated long-term contracted generation assets in Belize. The generation assets include three hydroelectric generating facilities with a combined generating capacity of 51 MW, held through Fortis Belize, the output of which is sold to Belize Electricity under 50-year PPAs expiring in 2055 and 2060. This segment also includes results for Aitken Creek until the November 1, 2023 disposition date.

Market and Sales
Energy sales were 215 GWh in 2024 compared to 164 GWh in 2023. Revenue was $35 million in 2024 compared to $84 million in 2023, largely reflecting the disposition of Aitken Creek in November 2023.

17	December 31, 2024

Annual Information Form
HUMAN RESOURCES

Fortis and its subsidiaries have 9,848 employees, with 53% in Canada, 42% in the U.S. and 5% in other countries. The following table provides the breakdown of employees by reportable segment.

	Employees	Participation in a Collective Agreement	Union(s)	Collective Agreement(s) Expiry Date(s)
Regulated Utilities
ITC	787	None	—	—
UNS Energy	2,087	46%	IBEW	June 2024 – June 2028(1)
Central Hudson	1,245	53%	IBEW	April 2026 – March 2028
FortisBC Energy (2)	2,160	58%	IBEW, MoveUP	March 2024 – June 2028 (3)
FortisAlberta	1,326	74%	UUWA	December 2025
FortisBC Electric	583	67%	IBEW, MoveUP	January 2023 – June 2028 (4)
Other Electric	1,556	38%	CUPE, IBEW, PWU	June 2022 – December 2026 (5)
Non-Regulated
Corporate and Other (6)	104	None	—	—
Total	9,848	49%
(1)The UNS Gas and IBEW Local Union 1116 collective agreement expired in June 2024 and negotiations are ongoing.
(2)Includes employees at FHI.
(3)The collective agreement with IBEW expired on March 31, 2024 and negotiations are ongoing.
(4)The collective agreement with the IBEW expired in January 2023 and negotiations are ongoing.
(5)The collective agreement between Newfoundland Power and the IBEW for the craft bargaining unit expired in June 2022 and negotiations are ongoing.
(6)Employees at Fortis Inc. and Fortis Belize.

The Corporation's culture is built on safety and integrity. Fortis and its utilities respect their employees' freedom to associate and right to a fair wage and strive to maintain positive and constructive relationships with labour associations and unions.

Fortis values its 9,800 employees and recognizes that success is dependent on a strong workforce which is safe, supported and empowered. Fortis and its utilities have compensation and benefit programs designed to attract and retain talent. Fortis believes that the foundation for a healthy work environment starts with leadership from the most senior levels of the organization and must be driven by clearly articulated values that are understood and practiced at all levels of the organization.

The Corporation's subsidiaries are required to develop and retain a skilled workforce for their operations. Many of the employees of the Corporation's utilities possess specialized skills and training and Fortis must compete in the marketplace for these workers.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that involve a claim for damages exceeding 10% of the Corporation's current assets in respect of which the Corporation is or was a party, or in respect of which any of the Corporation's property is or was the subject during the year ended December 31, 2024, nor are there any such proceedings known to the Corporation to be contemplated.

Information related to the Corporation's legal proceedings can be found in Note 27 of the Financial Statements, which are incorporated by reference in this AIF and available on SEDAR+ and EDGAR.

The Corporation's utilities operate under a cost of service regulation, in combination with performance-based rate-setting mechanisms in certain jurisdictions, and are regulated by the regulatory body in their respective operating jurisdiction.

During the year ended December 31, 2024, there have not been any: (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (ii) other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.

For information with respect to the nature of regulation and material regulatory decisions and applications associated with each of the Corporation's utilities, refer to the "Regulatory Highlights - Significant Regulatory Matters" section of the MD&A and to Notes 2 and 8 of the Financial Statements, each of which are incorporated by reference in this AIF and available on SEDAR+ and EDGAR.

18	December 31, 2024

Annual Information Form
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no directors or executive officers of the Corporation, or any associate or affiliate of a director or executive officer of the Corporation, with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected the Corporation or is reasonably expected to materially affect the Corporation.

RISK FACTORS

For information with respect to the Corporation's business risks, refer to the "Business Risks" section of the MD&A, which is incorporated by reference in this AIF and available on SEDAR+ and EDGAR.

CYBERSECURITY

The Corporation and its utilities are at risk of cybersecurity threats, including cyber attacks, data breaches, cyber extortion or similar compromises, which may target operations, critical infrastructure assets, information systems and/or data. Certain of the Corporation's and its utilities' information systems have been targeted by malware, unauthorized access, phishing efforts, denial-of-service attacks and other cyberattacks. Fortis and its utilities expect to be targeted by similar attacks in the future. The Board and management of the Corporation oversee the Corporation's cybersecurity strategy, policies and practices, including the Corporation's cybersecurity policy and an enterprise-wide comprehensive CRMP. Similarly, each utility has adopted and implemented a cybersecurity policy and comprehensive CRMP. Each utility board, or a designated committee of a utility board, provides oversight of the utility's IT and OT use and protection, including, but not limited to, cybersecurity, data governance, privacy and compliance.

Certain of the information systems of the Corporation's utilities have been subjected to direct and/or third-party cyberattacks, none of which have been material. No risks have arisen from any past or present cybersecurity threats that materially affect, or are reasonably likely to materially affect, the Corporation's business strategy, results of operations or financial condition.

Governance and Oversight
The Board, through the Governance and Sustainability Committee, oversees the Corporation's strategies and policies relating to IT and OT, as well as reviews the Corporation's cybersecurity risks and the measures taken to monitor or mitigate such exposures. The Governance and Sustainability Committee is responsible specifically for overseeing the Corporation's IT and OT use and protection policies and practices, including in respect of cybersecurity, system integrity, data protection, privacy and compliance.

The Corporation's Executive Vice President, Operations and Technology has oversight responsibilities for operations, cybersecurity and technology functions. The Vice President, Chief Information Officer of the Corporation, reports to the Executive Vice President, Operations and Technology, and coordinates the CRMP with the leaders of each subsidiary's IT group, including those identified as cybersecurity risk management leads. The Vice President, Chief Information Officer has overall accountability for the operation of the CRMP. A summary of the relevant expertise of the Executive Vice President, Operations and Technology and the Vice President, Chief Information Officer of the Corporation follows:

Executive	Summary of Relevant Experience and Expertise
Gary J. Smith, Executive Vice President, Operations and Technology	Mr. Smith has held a number of senior leadership positions with the Fortis group throughout his 40-year tenure including: Executive Vice President, Operations and Innovation; Executive Vice President, Eastern Canadian and Caribbean Operations of Fortis; President and Chief Executive Officer of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta. Mr. Smith serves on the boards of FortisAlberta, FortisOntario, UNS Energy, Caribbean Utilities, FortisTCI, Fortis Energy Caribbean Inc. and Fortis Belize. He is also Chair of the board of directors of Wataynikaneyap Power PM Inc. Mr. Smith holds a Bachelor of Engineering (Electrical) from Memorial University of Newfoundland. He is a former director of the Canadian Electricity Association and was elected as a Fellow of the Canadian Academy of Engineering in 2021. He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and the Steering Committee on Power Engineering for the Canadian Standards Association. Mr. Smith is a subject matter expert in all areas of power engineering and utility operations. As a result of his extensive career in the utility industry, leading both operations and innovation functions, Mr. Smith has specialized knowledge of utility IT and OT systems, uniquely qualifying him to oversee the protection and integrity of our critical infrastructure.

19	December 31, 2024

Annual Information Form

Keri L. Glitch, Vice President, Chief Information Officer	Ms. Glitch has extensive IT leadership experience within the power and utilities sector. Prior to joining the Fortis group in 2023, Ms. Glitch served in technology leadership roles for six years at MISO as the Chief Digital Officer and the Chief Information Security Officer. In her positions with MISO, Ms. Glitch had responsibility for integrating technology functions to develop a long-term digital strategy to enable reliable, secure operations for future grid operational requirements. Ms. Glitch was also the Senior Manager responsible for NERC Critical Infrastructure Protection compliance. Prior to MISO, Ms. Glitch held the position of Vice President, Chief Security Officer of Avangrid Inc. and Executive Director, Information Technology, Chief Information Officer, at Iberdrola USA. Ms. Glitch holds a Bachelor of Science from the State University of New York at Geneseo and a Master of Science in multidisciplinary studies from the Rochester Institute of Technology. She is a former board member of the Midwest Reliability Organization, where she served as Chair of their Organizational Group Oversight committee. Given her many years of IT experience and her technical expertise in the energy industry, Ms. Glitch is a subject matter expert in IT leadership in the power and utilities sector.

In addition, Stuart Lochray, Executive Vice President, Strategy and Business Development,(1) and Kevin Woodbury, Vice President, Technology and Innovation, lead our innovation initiatives, which include investing in new technologies to further increase the security of our IT and OT systems.

Management reports on matters related to information security, technology and cybersecurity to the Governance and Sustainability Committee at each quarterly meeting of the committee. At least annually, the Governance and Sustainability Committee reviews, both with the Board and management, the Corporation's IT and OT risk exposures, including cybersecurity, system integrity, data and privacy risks, and the steps the Corporation has taken to monitor or mitigate such exposures around critical Corporation assets, including any related policies, such as cyber incident response plans, data and privacy risk assessments, security measures, system controls and testing, and cyber insurance coverage.

The Cybersecurity Executive Committee of the Corporation is chaired by the Vice President, Chief Information Officer, and its members include: the Executive Vice President, Chief Financial Officer, the Executive Vice President, Sustainability and Chief Legal Officer, the Executive Vice President, Operations and Technology and the Executive Vice President, Strategy and Business Development. The Cybersecurity Executive Committee meets at least annually to review various cybersecurity matters which may include objectives, policies, risk assessments, metrics and audits. The Vice President, Chief Information Officer further ensures the Cybersecurity Executive Committee is updated regarding material changes to the CRMP throughout the year.

The cybersecurity policy requires that utilities have a cybersecurity steering committee that meets a minimum of twice annually to review cybersecurity projects, objectives, policies, metrics, audits and other matters that arise pertaining to cybersecurity risk management. Further, the Fortis CRMP requires each utility to identify an individual responsible for cybersecurity risk management for that company. The cybersecurity policy requires the Corporation and each utility's cybersecurity risk management lead to provide updates on key risk items, the company's cybersecurity programs and disclosure of significant incidents or breaches at each regularly scheduled meeting of the committee or board with the applicable oversight.

Risk Management and Strategy
Under the CRMP, there is a cybersecurity risk framework which establishes enterprise-wide cybersecurity risk management practices for the Corporation and its utilities that identifies and monitors cybersecurity risks and provides insights for remediation of any risks that could lead to cybersecurity incidents throughout the company. The framework includes a process by which key cyber threats and vulnerabilities are identified and sorted by threat actors, motives and potential attack path. Once threats or vulnerabilities are identified, the CRMP assesses and prioritizes them based on the likelihood and potential impact. Under this framework, utilities assess cybersecurity threats and set risk targets that are appropriate for their business. The CRMP is incorporated into, and closely linked with, the overall Fortis enterprise risk management program. When the CRMP highlights a risk, the teams develop and implement a mitigation roadmap. Monitoring of the mitigation roadmap occurs to ensure the risk is mitigated at an acceptable level. Further, under the cybersecurity policy, utilities are required to have a cybersecurity incident response plan, which must include processes and escalation levels for classifying the severity and actual or potential impact of cybersecurity incidents.

Fortis uses third parties to manage, monitor and assess cyber activities and cybersecurity risks. The use of third parties supplements the Corporation's internal team and provides unbiased assessments. The Corporation further utilizes a variety of tools and sources to oversee and detect risks from cybersecurity threats associated with our use of third-party service providers. These include external monitoring services and information provided by external information sharing services, such as United States and Canadian intelligence services, reputable cybersecurity raters and the Electricity Information Sharing and Analysis Center (E-ISAC) which is operated by NERC.

The CRMP addresses the requisite technical controls across our critical asset classes for all Fortis companies. The CRMP is aligned with the National Institute of Standards and Technology's (NIST) Cybersecurity Framework, the International Organization for Standardization’s Security Standard (ISO 27001), the Standard of Good Practice for Information Security and NERC’s Critical Infrastructure Protection (NERC CIP) reliability standards. The Corporation's U.S. utilities are required to follow NERC CIP requirements, which include standards targeted at protecting critical information assets that operate the bulk electric system and are audited regularly by their governing RTO.

(1)    Effective January 1, 2025, Stuart Lochray's title was changed from Senior Vice President, Capital Markets and Business Development to Executive Vice President, Strategy and Business Development.

20	December 31, 2024

Annual Information Form
The Corporation employs a team of cybersecurity professionals with certifications in cybersecurity engineering and cybersecurity operational areas. Fortis continues to invest in training for all employees on the specific technologies utilized by the Corporation and professional development for cybersecurity professionals to keep their knowledge current. As the cybersecurity threat landscape continues to evolve, the Corporation continues to adapt its defensive strategy, deploy new technology and advance its protections from cybersecurity threats, leveraging threat intelligence and external industry practices for continuous improvement and refinement of the CRMP.

SOCIAL AND ENVIRONMENTAL POLICIES

Ethical Conduct
The Fortis Code of Conduct is guided by the Corporation's purpose and values and sets out standards for the ethical conduct of its directors, officers, and employees. The core principles of the Code of Conduct apply across the organization, with each operating subsidiary adopting its own substantially similar code. Fortis and its utilities hold regular Code of Conduct employee training and all Fortis employees and Board members annually certify compliance.

The Code of Conduct is supported by other policies that outline the actions and behaviours expected from management and employees, including the Anti-Corruption Policy and Respectful Workplace Policy. As of January 1, 2024, the Corporation adopted a Vendor Code of Conduct, which applies to vendors, suppliers, contractors, consultants and other service providers that do business with the Corporation, and a Human Rights Policy which details the Corporation's commitment to respecting and upholding human rights. Fortis has a Speak Up Policy to support and facilitate the anonymous reporting of conduct that may breach the Code of Conduct or other workplace policies. All Fortis operating subsidiaries have policies in place that uphold the Corporation's values as contained in these policies and demonstrate their commitment to ensuring equal opportunity and providing safe, respectful work environments.

Climate Change and Environmental Matters
Fortis has reduced its corporate-wide direct GHG emissions by 34% from a 2019 base year, and has targets to further reduce such GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology.

The Corporation released its 2024 Climate Report in March 2024, building on the 2022 TCFD and Climate Assessment and further detailing the Corporation's assessment of climate-related impacts across the Fortis group. The report provides climate scenario analysis, outlines physical risks and opportunities for priority assets, and assesses transition risks and opportunities using a framework based on enterprise risk management principles.

Each utility has extensive environmental compliance programs aligned with the ISO 14001 standard, regularly reviews its environmental management systems and protocols, strives for continual performance improvement and sets and reviews its own environmental objectives, targets and programs.

Safety and Reliability
Fortis is an industry leader in safety and reliability, with the Corporation's utilities consistently performing above industry averages. Fortis leverages its unique operating model and utility experience to deliver safe and reliable service to its customers and the communities it serves. Senior operational executives from all Fortis utilities meet regularly to share best practices and identify opportunities for collaboration on a range of operational areas including health and safety.

All contractors are required to share Fortis' commitment to conduct work in a safe manner. Contractors must demonstrate a strong safety program with a high level of training centered around risk management. Historical safety performance is a consideration when selecting successful contractors.

Environmental Regulation and Contingencies
As part of the regulatory process, operating subsidiaries engage with stakeholders, including community groups, regulators and customers, to consult on the potential environmental impact of their operations. Fortis and its subsidiaries are subject to various federal, provincial, state and municipal laws, regulations and guidelines relating to the protection of the environment. Environmental compliance involves significant operating and capital costs. At the Corporation's regulated utilities, prudently incurred costs associated with environmental protection and compliance are generally eligible for recovery in customer rates.

The following environmental contingencies have been made as of December 31, 2024:

Mine Reclamation at Generation Facilities Not Operated by TEP. TEP pays ongoing reclamation costs related to coal mines that supply generation facilities in which TEP has an ownership interest but does not operate. TEP is permitted to fully recover these costs from customers and, accordingly, these costs are deferred as a regulatory asset for future recovery.

21	December 31, 2024

Annual Information Form
TEP is liable for a portion of final mine reclamation costs upon closure of the mines servicing the San Juan and Four Corners power stations. TEP's estimated share of final mine reclamation costs at Four Corners is $4 million upon expiration of the related coal supply agreement, which expires in 2031. At December 31, 2024, TEP's estimated share of final mine reclamation costs at the San Juan generating station, which was retired in June 2022, was $45 million.

Former Manufactured Gas Plant Facilities. Environmental regulations require Central Hudson to investigate sites at which Central Hudson or its predecessors once owned and/or operated manufactured gas plants and, if necessary, remediate these sites. Central Hudson accrues for remediation costs based on the amounts that can be reasonably estimated. As at December 31, 2024, an obligation of $105 million was recognized. Central Hudson has notified its insurers and intends to seek reimbursement where insurance coverage exists. Further, as authorized by the New York Public Service Commission, Central Hudson is currently permitted to defer, for future recovery from customers, differences between actual costs for manufactured gas plant site investigation and remediation and the associated rate allowances.

CAPITAL STRUCTURE AND DIVIDENDS

Description of Capital Structure
The authorized share capital of the Corporation consists of an unlimited number of common shares without nominal or par value, an unlimited number of first preference shares without nominal or par value and an unlimited number of second preference shares without nominal or par value.

As at February 13, 2025, the Corporation had issued and outstanding 499.3 million common shares; 5.0 million First Preference Shares, Series F; 9.2 million First Preference Shares, Series G; 7.7 million First Preference Shares, Series H; 2.3 million First Preference Shares, Series I; 8.0 million First Preference Shares, Series J; 10.0 million First Preference Shares, Series K; and 24.0 million First Preference Shares, Series M.

For a summary of the terms and conditions of the Corporation's authorized securities and trading information for the Corporation's publicly listed securities, refer to Exhibit "A" and Exhibit "B" of this AIF.

Dividends and Distributions
The declaration and payment of dividends on the Corporation's common shares and first preference shares are at the discretion of the Board. Dividends on the common shares are typically paid quarterly, on the first day of March, June, September and December of each year. Dividends on the Corporation's First Preference Shares, Series F, G, H, I, J, K and M are typically also paid quarterly.

In September 2024, Fortis declared an increase in the 2024 fourth quarter dividend per common share of 4.2% to $0.615 per share, or $2.46 on an annualized basis. In December 2024 and February 2025, the Board declared first and second quarter 2025 dividends, respectively, on the common shares of $0.615 per share and on the First Preference Shares, Series F, G, H, I, J, K and M in accordance with the applicable prescribed rate. The first and second quarter 2025 dividends on the common shares and the First Preference Shares, Series F, G, H, I, J, K and M are to be paid on March 1 and June 1, 2025 to holders of record as of February 18 and May 16, 2025, respectively.

The following table summarizes the dividends declared per share for each of the Corporation's class of shares for the past three years.

	2024	2023	2022
Common Shares	2.4100	2.3100	2.2000
First Preference Shares, Series F (1)	1.2250	1.2250	1.2250
First Preference Shares, Series G (2)	1.5308	1.3145	1.0983
First Preference Shares, Series H (3)	0.4588	0.4588	0.4588
First Preference Shares, Series I (4)	1.4902	1.5619	0.9157
First Preference Shares, Series J (1)	1.1875	1.1875	1.1875
First Preference Shares, Series K (5)	1.3673	0.9823	0.9823
First Preference Shares, Series M (6)	1.0770	0.9783	0.9783
(1)    The dividend rate on the First Preference Shares, Series F and First Preference Shares, Series J are fixed and do not reset.
(2)    The annual dividend per share was reset to $1.5308 for the five-year period from September 1, 2023 up to but excluding September 1, 2028.
(3)    The annual dividend per share was reset to $0.4588 for the five-year period from June 1, 2020 up to but excluding June 1, 2025.
(4)    The First Preference Shares, Series I are entitled to receive floating rate cumulative dividends, which rate will reset every quarter based on the then current three‑month Government of Canada Treasury Bill rate plus 1.45%.
(5)    The annual dividend per share was reset to $1.3673 for the five-year period from March 1, 2024 up to but excluding March 1, 2029.
(6)    The annual dividend per share was reset to $1.3733 for the five-year period from December 1, 2024 up to but excluding December 1, 2029.

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends paid on common and preference shares after December 31, 2005 by Fortis to Canadian residents are designated as "eligible dividends". Unless stated otherwise, all dividends paid by Fortis hereafter are designated as "eligible dividends" for the purposes of such rules.

22	December 31, 2024

Annual Information Form
Debt Covenant Restrictions on Dividend Distributions
The Trust Indenture pertaining to the Corporation's $200 million Unsecured Debentures contains a covenant which provides that Fortis shall not declare or pay any dividends (other than stock dividends or cumulative preferred dividends on preferred shares not issued as stock dividends) or make any other distribution on its shares or redeem any of its shares or prepay subordinated debt if, immediately thereafter, its consolidated funded obligations would be in excess of 75% of its total consolidated capitalization.

The Corporation has a $1.3 billion unsecured committed revolving corporate credit facility, maturing July 2029, and a US$500 million non-revolving term credit facility, maturing May 2025. Half of the term credit facility was repaid in the third quarter of 2024 and the remaining US$250 million has been fully utilized as at December 31, 2024. The credit facilities contain a covenant that provides that Fortis shall not: (i) declare, pay or make any ordinary course dividend except that in giving effect to the payment of such ordinary course dividend, it would not result in the Corporation's consolidated debt to consolidated capitalization ratio exceeding 70%; or (ii) declare, pay or make any restricted payments (including special or extraordinary dividends) if, immediately thereafter, its consolidated debt to consolidated capitalization ratio would exceed 65%.

As at December 31, 2024 and 2023, the Corporation was in compliance with its debt covenant restrictions pertaining to dividend distributions, as described above.

Credit Ratings
Credit ratings provide an opinion about the creditworthiness of an issuer and the issuer's capacity and willingness to meet its financial commitments on the obligation in accordance with its terms. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are not recommendations to buy, sell or hold securities. The ratings assigned to securities issued by Fortis and its utilities are reviewed by the agencies on an ongoing basis. Ratings may be subject to revision or withdrawal at any time by the rating organization. The following table summarizes the Corporation's debt credit ratings as at February 13, 2025.

Company/Security	DBRS Morningstar	S&P	Moody's
Fortis
Unsecured Debt	A (low), Stable	BBB+	Baa3
Preference Shares	Pfd-2 (low), Stable	P-2	—
Caribbean Utilities - Unsecured Debt	A (low), Stable	BBB+	—
Central Hudson - Unsecured Debt(1)	—	BBB+	Baa1
FortisAlberta - Unsecured Debt	A (low), Stable	A-	Baa1
FortisBC Electric
Secured Debt	A (low), Stable	—	—
Unsecured Debt	A (low), Stable	—	Baa1
Commercial Paper	R-1 (low), Stable	—	—
FortisBC Energy
Unsecured Debt	A, Stable	—	A3
Commercial Paper	R-1 (low), Stable	—	—
ITC Holdings
Unsecured Debt	—	BBB+	Baa2
Commercial Paper	—	A-2	Prime-2
ITC Great Plains - First Mortgage Bonds	—	A	A1
ITC Midwest - First Mortgage Bonds	—	A	A1
ITCTransmission - First Mortgage Bonds	—	A	A1
Maritime Electric - Secured Debt	—	A	—
METC - Secured Debt	—	A	A1
Newfoundland Power - First Mortgage Bonds	A, Stable	—	A2
TEP
Unsecured Debt	—	A-	A3
Unsecured Bank Credit Facility	—	—	A3
UNS Electric
Unsecured Debt	—	—	A3
Unsecured Bank Credit Facility	—	—	A3
UNS Gas - Unsecured Debt	—	—	A3
(1)Central Hudson's senior unsecured debt is also rated by Fitch at 'BBB+'. Fitch rates long-term debt on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities. Fitch uses '+' or '-' designations to indicate the relative status of securities within a particular rating category. According to Fitch, a long-term obligation rated A denotes the expectation of low credit risk, with strong capacity for payment of financial commitments. The capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

23	December 31, 2024

Annual Information Form
In October 2024, S&P confirmed the Corporation’s ‘A-‘ issuer and ‘BBB+’ senior unsecured debt credit ratings and the negative issuer rating outlook for the Corporation and certain of its subsidiaries. S&P has indicated that the negative issuer rating outlook reflects rising exposure to physical risks due to climate change.

The table below highlights rating category ranges from highest to lowest quality of such securities for the issuer's credit rating agencies.

Security	DBRS Morningstar	S&P	Moody's
Long-term debt	AAA to D (1)	AAA to D (2)	Aaa to C (5)
Short-term debt	R-1 to D (1)	A-1 to D (3)	Prime-1 to Not Prime (6)
Preference Shares	Pfd-1 to D	P-1 to D (4)	N/A
(1)All rating categories contain subcategories of '(high)' or '(low)' other than AAA and D for long-term debt and below R-2 for short-term debt. The absence of either a '(high)' or '(low)' designation indicates the rating is in the middle of a category.
(2)S&P uses '+' or '-' designations to indicate the relative standing of securities within a particular rating category. Such modifiers are not added to ratings below CCC or ratings at AAA.
(3)Within only the A-1 category may certain obligations be designated with a '+', indicating that the issuer's capacity to meet its financial commitments under these obligations is extremely strong.
(4)S&P uses 'high' or 'low' designations to indicate the relative standing of securities within a particular rating category. Such modifiers are not added to ratings below P-5.
(5)Moody's applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa to Caa to indicate relative standing within such classification. The modifier 1 indicates that the security ranks at the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking at the lower end of that generic rating category.
(6)Short-term obligations with a Not Prime rating do not fall within any of the Prime rating categories.

DBRS Morningstar
Long-term debt
According to DBRS Morningstar, a rating of A is assigned to a long-term debt instrument that has good credit quality, with the issuer having substantial capacity to pay its financial obligations, but credit quality is less than AA-rated instruments and may be vulnerable to future events, but qualifying negative factors are considered manageable.

Short-term debt
According to DBRS Morningstar, a rating of R-1 (low) means that the short-term debt obligation has good credit quality, with the issuer having substantial capacity to repay short-term debt obligations and may be vulnerable to future events, but qualifying negative factors are considered manageable. The overall strength of R-1 (low) rated instruments is not as favourable as those in higher rated categories.

Preference shares
According to DBRS Morningstar, a rating of Pfd-2 (low) means that the preference shares have good credit quality and although the protection of dividends and principal is substantial, earnings, the balance sheet and coverage ratios of Pfd-2 rated companies are not as strong as Pfd-1 rated companies.

S&P
Long-term debt
According to S&P, a rating of A is assigned to long-term debt instruments that are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. However, the issuer's capacity to meet its financial obligations is still strong. Debt instruments rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments on the obligation.

Short-term debt
According to S&P, a short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the issuer's capacity to meet its financial commitments on the short-term obligation is satisfactory.

Preference shares
According to S&P, a rating of P-2 means that the preference shares have adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments on the obligation.

Moody's
Long-term debt
According to Moody's, a rating of Baa is assigned to long-term debt instruments considered to be of medium-grade quality. Debt instruments rated Baa are subject to moderate credit risk and may possess certain speculative characteristics. Debt instruments rated A are considered upper-medium grade and are subject to low credit risk.

Short-term debt
According to Moody's, a rating of Prime-2 means that an issuer has a strong ability to repay short-term debt obligations.

The Corporation and/or each of its currently rated utilities pay DBRS Morningstar, S&P, Moody's and/or Fitch an annual monitoring fee and a one-time fee in connection with each rated issuance.

24	December 31, 2024

Annual Information Form
DIRECTORS AND OFFICERS

The Board has governance guidelines that cover various items, including director tenure. The governance guidelines provide that Directors of the Corporation are to be elected for a term of one year and are eligible for re‑election until the annual meeting of shareholders following the date they turn 72 or until they have served on the Board for 12 years, whichever is earlier. Exceptions may be made by the Board if it is in the best interests of the Corporation and the Director has received solid annual performance evaluations, has the necessary skills and experience and meets the other Board policies and legal requirements for Board service.

The following table sets out the name, province or state and country of residence of each of the Directors of the Corporation and their principal occupations during the five preceding years. Each Director's current term expires at the next annual meeting of shareholders.

Name, Residence, Principal Occupation Within Five Preceding Years	Director Since	Committees (1)
		AC	GS	HR
TRACEY C. BALL, British Columbia, Canada Corporate Director.	2014	●	●
PIERRE J. BLOUIN, Quebec, Canada Corporate Director.	2015		●	●
LAWRENCE T. BORGARD, Florida, United States of America Corporate Director.	2017	●		●
MAURA J. CLARK, New York, United States of America Corporate Director.	2015	C		●
MARGARITA K. DILLEY, District of Columbia, United States of America Corporate Director.	2016	●		●
JULIE A. DOBSON, Maryland, United States of America Corporate Director.	2018		●	C
LISA L. DUROCHER, Ontario, Canada Corporate Director. Executive Vice President, Financial and Emerging Services of Rogers Communications Inc. from January 2021 to June 2023 and Chief Digital Officer from June 2017 to January 2021.	2021		●	●
DAVID G. HUTCHENS, Arizona, United States of America President and Chief Executive Officer of the Corporation.	2021	(2)
GREGORY E. KNIGHT, Georgia, United States of America(3) Corporate Director. Executive Vice President and Division President, Energy Systems Group and Home Services Plus, CenterPoint Energy, Inc. from 2020 to 2023. Chief Customer Officer, U.S Energy and Utilities, of National Grid USA Service Company, Inc. from 2019 to August 2020.	2025	●	●
GIANNA M. MANES, South Carolina, United States of America Corporate Director. President and Chief Executive Officer of ENMAX Corporation from 2012 to July 2020.	2021		C	●
DONALD R. MARCHAND, Alberta, Canada Corporate Director. Executive Vice-President of TC Energy from July to November 2021 and Chief Financial Officer of TC Energy and its predecessor TransCanada Corporation from 2010 until July 2021.	2023	●	●
JO MARK ZUREL (Chair), Newfoundland and Labrador, Canada Corporate Director.	2016	●	●	●
(1)    Audit Committee, Governance and Sustainability Committee and Human Resources Committee. "C" represents Chair.
(2)    Mr. Hutchens does not serve on any of the committees because he is the President and Chief Executive Officer of the Corporation but is invited to and attends all committee meetings.
(3)    Ms. Lisa Crutchfield resigned from the Board effective December 31, 2024. Mr. Knight was appointed to the Board on January 1, 2025 and to the Audit Committee and Governance and Sustainability Committee on February 13, 2025.

Proceedings
From 2010 to November 2021, Donald Marchand held various senior executive positions with TC Energy (formerly TransCanada Corporation), including serving as Chief Financial Officer from 2010 until July 2021. In 2016, TC Energy acquired Columbia Pipeline Group Inc. In July 2018, former Columbia Pipeline Group Inc. stockholders filed a class action lawsuit in the Delaware Court of Chancery against two Columbia Pipeline Group Inc. executives and TC Energy, alleging breaches of fiduciary duties and material disclosure omissions during the acquisition. In June 2023, the court found the Columbia Pipeline Group Inc. executives liable for breaches of their fiduciary duties and TC Energy liable for aiding and abetting such breaches. In a May 15, 2024 decision, the court awarded the Columbia Pipeline Group Inc. stockholders damages of US$398.4 million and allocated responsibility for that award 50% to the former Columbia Pipeline Group Inc. executives and 50% to TC Energy. TC Energy's appeal of the decision is ongoing.

From October 2018 until April 2021, Maura Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

25	December 31, 2024

Annual Information Form
The following table sets out the name, province or state, and country of residence of each of the executive officers of Fortis and indicates the office held and principal occupations of the executive officers during the five preceding years.

Name, Residence, Principal Occupation During the Five Preceding Years	Office
DAVID G. HUTCHENS, Arizona, United States of America
President and Chief Executive Officer since January 2021. Chief Operating Officer from January 2020 to December 2020 and Executive Vice President, Western Utility Operations from January 2018 to January 2020. Chief Executive Officer of UNS Energy from January 2020 to December 2020.
President and Chief Executive Officer
JOCELYN H. PERRY, Newfoundland and Labrador, Canada Executive Vice President, Chief Financial Officer since June 2018.	Executive Vice President, Chief Financial Officer
JAMES R. REID, Ontario, Canada
Executive Vice President, Sustainability and Chief Legal Officer since July 2022. Executive Vice President, Chief Legal Officer and Corporate Secretary from March 2018 to June 2022.
Executive Vice President, Sustainability and Chief Legal Officer
GARY J. SMITH, Newfoundland and Labrador, Canada
Executive Vice President, Operations and Technology, effective January 1, 2025. Executive Vice President, Operations and Innovation from January 2022 to December 2024, and Executive Vice President, Eastern Canadian and Caribbean Operations from June 2017 to December 2021.
Executive Vice President, Operations and Technology (effective January 1, 2025)
STUART I. LOCHRAY, Ontario, Canada
Executive Vice President, Strategy and Business Development, effective January 1, 2025. Senior Vice President, Capital Markets and Business Development from September 2021 to December 2024. Various senior executive roles at Scotiabank in Houston, including Managing Director & Head, US Corporate Investment Banking from September 2019 to September 2021, Managing Director & Head, Power & Utilities, Corporate and Investment Banking from March 2019 to September 2019.
Executive Vice President, Strategy and Business Development (effective January 1, 2025)
STEPHANIE A. AMAIMO, Michigan, United States of America Vice President, Investor Relations since October 2017.	Vice President, Investor Relations
JULIE M. AVERY, Newfoundland and Labrador, Canada
Vice President, Controller since July 2022. Senior Director, Finance from September 2020 to June 2022. Director, Financial Planning & Strategic Initiatives from December 2019 to September 2020.
Vice President, Controller
TANYA N. FINLAY, Newfoundland and Labrador, Canada Vice President, People and Culture since July 2023. Director, Talent Management and Human Resources from September 2016 to July 2023.	Vice President, People and Culture
KAREN J. GOSSE, Newfoundland and Labrador, Canada
Vice President, Finance since July 2022. Vice President, Controller from September 2021 to June 2022. Vice President, Treasury and Planning from April 2018 to September 2021.
Vice President, Finance
KERI L. GLITCH, Indiana, United States of America
Vice President, Chief Information Officer since April 2024. Vice President, Information Technology of FortisUS from June 2023 to March 2024. Vice President, Chief Information Security Officer of MISO from May 2017 to May 2023 and Vice President, Chief Information Security Officer and Chief Digital Officer of MISO from October 2022 to May 2023.
Vice President, Chief Information Officer
KEALEY D. MARTIN, Newfoundland and Labrador, Canada
Vice President, Sustainability and Climate Strategy since July 2023. Director, Sustainability from November 2019 to July 2023. Director, Investor Relations from October 2017 to November 2019.
Vice President, Sustainability and Climate Strategy
KAREN M. MCCARTHY, Newfoundland and Labrador, Canada
Vice President, Communications and Government Relations since March 2023. Vice President, Communications and Corporate Affairs from May 2018 to March 2023.
Vice President, Communications and Government Relations
REGAN P. O'DEA, Newfoundland and Labrador, Canada Vice President, General Counsel since May 2017.	Vice President, General Counsel
KEVIN D. WOODBURY, Newfoundland and Labrador, Canada
Vice President, Innovation & Technology since July 2022. Director, Innovation & Technology from September 2021 to June 2022. Director, Business Development from November 2015 to September 2021.
Vice President, Innovation and Technology

The directors and executive officers of Fortis, as a group, beneficially own, directly or indirectly, or exercise control or direction over 425,078 common shares, representing 0.09% of the issued and outstanding common shares of Fortis. The common shares are the only voting securities of the Corporation.

26	December 31, 2024

Annual Information Form
AUDIT COMMITTEE

Members
The members of the Corporation's Audit Committee are Maura Clark (Chair), Tracey Ball, Lawrence Borgard, Margarita Dilley, Gregory Knight, Donald Marchand and Jo Mark Zurel. Mr. Knight was appointed to the Audit Committee on February 13, 2025. All members of the Audit Committee are independent and financially literate as those terms are defined by Canadian and U.S. securities laws and TSX and NYSE requirements. In addition, the Board has determined that Ms. Ball, Ms. Clark, Ms.. Dilley, Mr. Marchand and Mr. Zurel are financial experts and has designated each of them as "audit committee financial experts" under U.S. securities laws.

The Corporation's Audit Committee Mandate, effective as of January 1, 2025 is attached as Exhibit "C" to this AIF.

Education and Experience
The education and experience of each Audit Committee member that is relevant to such member's responsibilities as a member of the Audit Committee are set out below.

Committee Member	Relevant Education and Experience
MAURA J. CLARK (Chair)	Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the U.S. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark's prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Ms. Clark graduated from Queen's University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.
TRACEY C. BALL	Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada. She graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.
LAWRENCE T. BORGARD	Mr. Borgard retired from Integrys Energy Group in 2015 where he was President and Chief Operating Officer and the Chief Executive Officer of each of Integrys' six regulated electric and natural gas utilities. Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with a MBA. He also attended the Advanced Management Program at Harvard University Business School.
MARGARITA K. DILLEY	Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley's prior experience includes serving as Director, Strategy & Corporate Development as well as Treasurer for Intelsat. Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with a MBA.
GREGORY E. KNIGHT(1)	Mr. Knight was Executive Vice President and Division President, Energy Systems Group and Home Services Plus at CenterPoint Energy, Inc., an energy delivery company, from 2020 until his retirement in 2023. In this role, he had oversight over customer operations, information technology, marketing, energy efficiency, economic development, and facilities management. Mr. Knight's prior experience includes serving as Chief Customer Officer, U.S. Energy and Utilities, of National Grid USA Service Company, Inc., and Senior Vice President and Chief Customer Officer, Utility and Commercial Businesses, at CenterPoint Energy, Inc. Mr. Knight earned a Bachelor in American Studies with a Minor in Economics from the University of Colorado at Boulder. He has also completed the executive management program at Rice University’s Jesse H. Jones Graduate School of Business in Houston and has a certificate in audit committee governance from Harvard Business School’s Corporate Board Director Program.
DONALD R. MARCHAND	Mr. Marchand was Executive Vice President of TC Energy, a leading North American energy infrastructure company, from July 2021 until his retirement in November 2021. He served as Chief Financial Officer of TC Energy and its predecessor, TransCanada Corporation, from 2010 until July 2021, with additional responsibility for Strategy and Corporate Development from 2015 to 2017 and from 2020 to 2021. During his 27-year tenure with the company, Mr. Marchand led many of its financial functions, including treasury, finance, accounting, taxation, risk management and investor relations. Mr. Marchand graduated from the University of Manitoba with a Bachelor of Commerce degree and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts.
JO MARK ZUREL	Mr. Zurel was the president of Stonebridge Capital Inc., a private investment company, from 2006 to March 2019. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce and is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.
(1)    Ms. Lisa Crutchfield resigned from the Board and Audit Committee effective December 31, 2024. Mr. Knight was appointed to the Board on January 1, 2025 and to the Audit Committee on February 13, 2025.

27	December 31, 2024

Annual Information Form
Pre-Approval Policies and Procedures
The Audit Committee has established a policy that requires pre-approval of all audit and non-audit services provided to the Corporation and its subsidiaries by the Corporation's external auditor. The Pre‑Approval Policy for Independent Auditor Services describes the services that may be contracted from the external auditor and the related limitations and authorization procedures. This policy defines prohibited services, including but not limited to bookkeeping, valuations, internal audit and management functions, which may not be contracted from the external auditor and establishes an annual limit for permissible non-audit services not greater than the total fee for audit services. Audit Committee pre-approval is required for all services provided by the external auditor.

External Auditor Service Fees
The aggregate fees billed by the Corporation's external auditors during each of the last two fiscal years are set out in the following table.

		Deloitte LLP
($ thousands)	Description of Fee Category	2024	2023
Audit Fees	Core audit services	11,111	10,807
Audit-Related Fees	Assurance and related services that are reasonably related to the audit or review of the Financial Statements and are not included under Audit Fees	1,775	1,582
Tax Fees	Services related to tax compliance, planning and advice	107	10
All Other Fees	Services which are not Audit Services, Audit-Related Fees or Tax Fees	356	99
Total		13,349	12,498

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar in Canada for the common shares and first preference shares of Fortis is Computershare Trust Company of Canada in Montréal and Toronto.

The co-transfer agent and co-registrar in the U.S. for the common shares is Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and Providence, RI.

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
T: 514.982.7555 or 1.866.586.7638
F: 416.263.9394 or 1.888.453.0330
E: service@computershare.com
W: www.investorcentre.com/fortisinc

Computershare Trust Company, N.A.
Attn: Shareholder Services
Overnight Mail Delivery: 150 Royall Street, Canton, MA 02021
Regular Mail Delivery (U.S. Shareholders): P.O. Box 43078, Providence, RI 02940-3078
Regular Mail Delivery (Shareholders outside the U.S.): P.O. Box 43006, Providence, RI 02940-3006
T: 1.781.575.2000 or 1.877.373.6374
E: service@computershare.com

INTERESTS OF EXPERTS

The Corporation's auditors, Deloitte LLP, is independent with respect to the Corporation within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Newfoundland and Labrador.

28	December 31, 2024

Annual Information Form
ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on the Corporation's website at www.fortisinc.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated by reference into this document unless otherwise stated.

Additional financial information is provided in the Corporation's MD&A and Financial Statements, which are incorporated by reference in this AIF and can be found on the Corporation's website at www.fortisinc.com, on SEDAR+ and on EDGAR.

Further additional information, including officers' and directors' remuneration and indebtedness, principal holders of the securities of Fortis, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular of Fortis dated March 15, 2024 for the May 2, 2024 annual and special meeting of shareholders.

Requests for additional copies of the above‑mentioned documents, as well as this AIF, should be directed to the Executive Vice President, Sustainability and Chief Legal Officer, Fortis, P.O. Box 8837, St. John's, NL, A1B 3T2 (telephone: 709.737.2800).

29	December 31, 2024

Annual Information Form
EXHIBIT A:
SUMMARY OF TERMS AND CONDITIONS OF AUTHORIZED SECURITIES

Common Shares
Dividends on common shares are declared at the discretion of the Board. Holders of common shares are entitled to dividends on a pro rata basis if, as and when declared by the Board. Subject to the rights of the holders of the first preference shares and second preference shares and any other classes of shares of the Corporation entitled to receive dividends in priority to or ratably with the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other classes of shares of the Corporation.

On the liquidation, dissolution or winding-up of Fortis, holders of common shares are entitled to participate ratably in any distribution of assets of Fortis, subject to the rights of holders of first preference shares and second preference shares and any other classes of shares of the Corporation entitled to receive the assets of the Corporation on such a distribution in priority to or ratably with the holders of the common shares.

Holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Fortis, other than separate meetings of holders of any other classes or series of shares, and are entitled to one vote in respect of each common share held at such meetings.

Preference Shares
First Preference Shares
The following is a summary of the material rights, privileges, conditions and restrictions attached to the first preference shares as a class. The specific terms of the first preference shares, including the currency in which first preference shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described herein apply to those first preference shares, is or will be as set forth in the applicable articles of amendment of Fortis relating to such series.

Issuance in Series
The Board may from time to time issue first preference shares in one or more series. Prior to issuing shares in a series, the Board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of first preference shares.

Priority
The shares of each series of first preference shares rank on a parity with the first preference shares of every other series and in priority to all other shares of Fortis, including the second preference shares, as to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Fortis, whether voluntary or involuntary, or any other distribution of the assets of Fortis among its shareholders for the purpose of winding-up its affairs.

Each series of first preference shares participates ratably with every other series of first preference shares in respect of accumulated cumulative dividends and returns of capital, if any, cumulative dividends, whether or not declared and any amount payable on the return of capital in respect of a series of first preference shares, if not paid in full.

Voting
The holders of the first preference shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of first preference shares and except as provided by law or as described below under the heading "Modification". At any meeting of the holders of first preference shares, each holder shall have one vote in respect of each first preference share held.

Redemption
Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, Fortis, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding first preference shares of any one or more series on payment for each such first preference share at such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding first preference shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as the directors or the transfer agent for the first preference shares, if any, decide, or if the directors so determine, may be redeemed pro rata, disregarding fractions.

Modification
The class provisions attached to the first preference shares may only be amended with the prior approval of the holders of the first preference shares, in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time.

The approval of the holders of the first preference shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the first preference shares duly called for that purpose.

30	December 31, 2024

Annual Information Form
First Preference Shares Authorized and Outstanding
The following table summarizes the series of first preference shares as of February 13, 2025.

	Authorized	Issued and Outstanding	Dividend Rate (%)	Annual Dividend ($) (1)	Reset Dividend Yield (%)	Redemption and/or Conversion Option Date (2)	Redemption Value ($)	Right to Convert on a One for One Basis
Perpetual Fixed Rate
Series F	5,000,000	5,000,000	4.90	1.2250	—	Currently Redeemable	25.00	—
Series J	8,000,000	8,000,000	4.75	1.1875	—	Currently Redeemable	25.00	—
Fixed Rate Reset (3)
Series G	9,200,000	9,200,000	6.12	1.5308	2.13	September 1, 2028	25.00	—
Series H (4)	10,000,000	7,665,082	1.84	0.4588	1.45	June 1, 2025	25.00	Series I
Series K (5)	12,000,000	10,000,000	5.47	1.3673	2.05	March 1, 2029	25.00	Series L
Series M (4)(6)	24,000,000	24,000,000	5.49	1.3733	2.48	December 1, 2029	25.00	Series N
Floating Rate Reset (4) (7)
Series I	10,000,000	2,334,918	(7)	—	1.45	June 1, 2025	25.00	Series H
Series L	12,000,000	—	—	—	—	—	—	Series K
Series N	24,000,000	—	—	—	—	—	—	Series M
(1)Holders are entitled to receive a fixed or floating cumulative quarterly cash dividend as and when declared by the Board, payable in equal installments on the first day of each quarter.
(2)On or after the specified redemption dates, the Corporation has the option to redeem for cash the outstanding first preference shares, in whole or in part, at the specified per share redemption value plus all accrued and unpaid dividends up to but excluding the dates fixed for redemption, and in the case of the first preference shares that reset, on every fifth anniversary date thereafter.
(3)On the redemption and/or conversion option date, and on each five-year anniversary thereafter, the reset annual dividend per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date, plus the applicable reset dividend yield.
(4)On each conversion option date, the holders have the option, subject to certain conditions, to convert any or all of their shares into an equal number of Cumulative Redeemable first preference shares of a specified series.
(5)The annual dividend per share of the First Preference Shares, Series K was reset from 0.9823 to 1.3673 for a five year period from March 1, 2024 up to, but excluding, March 1, 2029.
(6)The annual dividend per share of the First Preference Shares, Series M was reset from 0.9783 to 1.3733 for a five year period from December 1, 2024 up to, but excluding, December 1, 2029.
(7)The floating quarterly dividend rate will be reset every quarter based on the then current three‑month Government of Canada Treasury Bill rate plus the applicable reset dividend yield.

Second Preference Shares
The rights, privileges, conditions and restrictions attaching to the second preference shares are substantially identical to those attaching to the first preference shares, except that the second preference shares are junior to the first preference shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Fortis in the event of a liquidation, dissolution or winding up of Fortis.

The specific terms of the second preference shares, including the currency in which second preference shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described herein apply to those second preference shares, will be as set forth in the applicable articles of amendment of Fortis relating to such series.

As at February 13, 2025, there were no second preference shares issued and outstanding.

31	December 31, 2024

Annual Information Form
EXHIBIT B:
MARKET FOR SECURITIES

Common Shares
The common shares are traded on the TSX in Canada and on the NYSE in the U.S., in each case under the symbol FTS. The following table sets forth the reported high and low trading prices and trading volumes, on a monthly basis for the year ended December 31, 2024, for the common shares on the TSX and NYSE in Canadian Dollars and U.S. Dollars, respectively.

	2024 Trading Prices and Volumes – Common Shares
	TSX			NYSE
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	56.21	53.23	25,015,206	42.19	39.37	15,285,837
February	54.26	51.71	43,708,761	40.55	38.25	25,025,470
March	54.39	52.00	31,037,918	40.42	38.25	14,187,761
April	54.32	51.02	31,542,972	39.66	36.86	15,042,529
May	56.72	52.63	50,595,925	41.50	38.39	16,555,356
June	55.94	52.19	27,398,683	40.90	38.15	10,084,078
July	57.94	52.68	27,705,497	41.99	38.50	11,236,514
August	60.37	57.50	42,802,306	44.22	41.63	15,739,916
September	62.29	59.29	27,812,261	45.83	43.78	12,228,578
October	62.47	59.04	33,141,042	46.06	42.84	12,077,834
November	63.40	58.90	41,727,674	45.44	42.39	17,409,459
December	63.75	58.42	29,930,524	45.43	40.72	10,444,959

Preference Shares
The First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M of Fortis are listed on the TSX under the symbols FTS.PR.F; FTS.PR.G; FTS.PR.H; FTS.PR.I; FTS.PR.J; FTS.PR.K and FTS.PR.M, respectively.

The following tables set forth the reported high and low trading prices and volumes for the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M on a monthly basis for the year ended December 31, 2024.

	2024 Trading Prices and Volumes – First Preference Shares
	First Preference Shares, Series F			First Preference Shares, Series G
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	20.49	19.24	32,956	21.39	20.50	146,284
February	21.40	20.01	32,336	21.70	20.90	143,193
March	20.24	19.52	29,229	21.45	20.75	87,533
April	19.97	18.97	15,858	21.70	20.62	87,388
May	20.87	19.27	32,393	21.75	20.92	127,084
June	20.60	19.58	28,335	21.46	19.87	248,538
July	21.24	19.95	26,729	22.05	21.26	169,299
August	21.70	20.70	25,174	22.15	21.39	166,669
September	21.95	21.32	22,356	22.69	22.00	129,245
October	22.00	21.27	29,661	22.72	22.01	157,948
November	21.45	20.76	40,654	22.30	21.17	107,426
December	22.00	21.06	40,930	22.29	21.60	60,747

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	First Preference Shares, Series H			First Preference Shares, Series I
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	14.12	13.18	84,042	16.80	14.93	62,247
February	14.34	13.66	288,496	16.85	15.80	105,318
March	15.07	13.70	539,599	16.49	16.00	19,154
April	15.88	14.76	363,436	17.20	16.43	22,554
May	15.45	15.10	1,042,368	17.75	17.01	36,423
June	15.39	14.10	211,418	17.03	15.53	20,943
July	15.85	14.65	138,084	17.25	15.92	21,511
August	15.35	14.78	253,901	17.73	16.81	40,959
September	15.37	15.00	70,408	17.00	16.52	11,077
October	15.50	14.92	146,341	17.30	16.50	20,289
November	15.80	15.25	379,588	16.90	15.98	29,782
December	16.43	15.71	95,829	16.90	16.12	49,605
	First Preference Shares, Series J			First Preference Shares, Series K
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	19.80	18.85	170,946	19.60	17.36	142,955
February	20.23	19.10	195,815	19.60	18.68	115,668
March	19.36	18.90	23,742	19.11	18.50	150,855
April	19.25	18.25	109,217	19.13	18.28	204,927
May	19.99	18.37	137,856	19.44	18.90	204,986
June	19.71	19.01	50,675	19.59	18.12	250,566
July	20.29	19.10	98,039	20.40	19.41	167,938
August	20.91	20.01	56,422	20.75	19.71	140,936
September	21.39	20.77	66,097	21.10	20.42	54,919
October	21.25	20.31	42,957	21.18	20.38	94,164
November	20.45	19.75	102,365	20.45	19.58	65,105
December	21.15	20.14	94,484	20.87	19.53	81,696
	First Preference Shares, Series M
Month	High ($)	Low ($)	Volume
January	18.92	17.50	256,598
February	19.41	18.43	290,279
March	19.17	18.45	354,907
April	19.61	18.82	733,216
May	20.87	19.50	367,265
June	20.28	18.50	350,642
July	20.61	19.76	355,700
August	20.61	19.43	464,176
September	20.60	19.81	250,445
October	20.96	20.20	295,940
November	20.79	19.92	133,746
December	21.42	20.31	262,735

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EXHIBIT C:
AUDIT COMMITTEE MANDATE
(effective January 1, 2025)

1.0    PURPOSE AND AUTHORITY

1.1    The purpose of the Committee is to advise and assist the Board in fulfilling its oversight responsibilities relating to, among other things:

a.the integrity of the Corporation's financial statements, financial disclosures and internal controls over financial reporting and disclosure controls and procedures;

b.the Corporation's compliance with related legal and regulatory requirements;

c.the qualifications, independence and performance of the Independent Auditor and Internal Auditor, together with the compensation of the Independent Auditor;

d.the Corporation's ERM Program and the management and mitigation of significant risks identified thereunder;

e.the related policies of the Corporation set out herein; and

f.other matters set out herein or otherwise delegated to the Committee by the Board.

1.2    Consistent with this purpose, the Committee shall encourage continuous improvement of, and foster adherence to, the Corporation's policies, procedures and practices at all levels. The Committee shall also provide for open communication among the Independent Auditor, the Internal Auditor, Management and the Board.

1.3    To perform its duties and responsibilities, the Committee has the authority to: (i) conduct investigations into any matters within its scope of responsibility; (ii) have unrestricted access to information, management and employees and books and records of the Corporation and its affiliates; and (iii) directly access and communicate with the Independent Auditor and Internal Auditor.

2.0    DEFINITIONS

2.1    In this Mandate:

a."Board" means the board of directors of the Corporation;

b."Chair" means the Chair of the Committee;

c."Committee" means the audit committee of the Board;

d."Core Audit Services" means services necessary to: (i) audit the Corporation's annual consolidated or non-consolidated financial statements; (ii) review the Corporation's condensed consolidated interim financial statements; and (iii) audit internal controls over financial reporting in accordance with the requirements of all applicable laws, regulations and professional standards;

e."Corporation" means Fortis Inc.;

f."CPAB" means the Canadian Public Accountability Board or its successor;

g."Director" means a member of the Board;

h."ERM Program" means the Corporation's Enterprise Risk Management Program that incorporates an effective risk management framework to identify, evaluate, manage, monitor and communicate key corporate risks;

i."Financial Expert" means an "audit committee financial expert" as defined in SEC Regulation S-K;

j."Financially Literate" means having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be present in the Corporation's financial statements;

k."Governance and Sustainability Committee" means the governance and sustainability committee of the Board;

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l."Independent" means, in the context of a Member and in accordance with all applicable laws and stock exchange requirements, being free from any direct or indirect material relationship with the Corporation and its subsidiaries which, in the view of the Board, could reasonably be expected to interfere with the exercise of a Member's independent judgment;

m."Independent Auditor" means the firm of chartered professional accountants, registered with the CPAB and the PCAOB, and appointed by the shareholders to act as external auditor;

n."Internal Auditor" means the person(s) employed or engaged by the Corporation to perform the internal audit function of the Corporation;

o."Management" means the senior officers of the Corporation;

p."Mandate" means this mandate of the Committee;

q."MD&A" means the Corporation's management discussion and analysis prepared in accordance with the requirements of National Instrument 51-102 and the SEC in respect of the Corporation's annual consolidated and interim condensed consolidated financial statements;

r."Member" means a Director appointed to the Committee;

s."NYSE" means the New York Stock Exchange;

t."PCAOB" means the Public Company Accounting Oversight Board or its successor;

u."Related Party Transactions" means those transactions required to be disclosed under Items 404(a) and 404(b) of SEC Regulation S-K and required to be evaluated by an appropriate group within the Corporation pursuant to Section 314.00 of the NYSE Listed Company Manual and all applicable laws and stock exchange requirements which include, without limitation, transactions between: (i) executive officers, directors, principal shareholders or their immediate family members; and (ii) the Corporation or any of its subsidiaries; and

v."SEC" means the United States Securities and Exchange Commission.

3.0    ESTABLISHMENT AND COMPOSITION OF COMMITTEE

3.1    The Committee shall be comprised of three (3) or more Directors, each of whom is Independent and Financially Literate. No Member may be a member of Management or an employee of the Corporation or of any affiliate of the Corporation. The Board shall appoint to the Committee at least one (1) Director who is a Financial Expert.

3.2    Members shall be appointed annually by the Board, or as otherwise necessary, provided, however, that each Director serving as a Member shall continue to serve until such Member resigns, is removed or has a successor appointed.

3.3    The Board may appoint a Member to fill a vacancy which occurs on the Committee between annual elections of Directors. If a vacancy exists on the Committee, the remaining Members shall exercise all of the powers of the Committee so long as at least three (3) Members remain in office.

3.4    Any Member may be removed from the Committee or replaced by a resolution of the Board.

3.5    No Member shall serve on more than three (3) public company audit committees (inclusive of the Corporation) without the prior approval of the Board.

3.6    The Board shall appoint a Chair on the recommendation of the Corporation's Governance and Sustainability Committee, or such other committee as the Board may authorize. The Chair shall continue in that role until a successor is appointed. The Board shall periodically rotate the Chair and shall make reasonable efforts to rotate the Chair every four (4) years.

4.0    COMMITTEE MEETINGS

4.1    The Committee shall meet at least quarterly and at such other times as it deems appropriate. Meetings of the Committee shall be held at the call of: (i) the Chair; (ii) any two Members; or (iii) the Independent Auditor.

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4.2    The Chief Executive Officer, the Chief Financial Officer, the Independent Auditor and the Internal Auditor shall receive notice of and, unless otherwise determined by the Chair, shall be entitled to attend all meetings of the Committee. For clarity, the Independent Auditor must attend the Committee meetings at which the Corporation's annual audited consolidated and non-consolidated financial statements and unaudited condensed consolidated interim financial statements are reviewed.

4.3    A quorum at any meeting of the Committee shall be three (3) Members.

4.4    Each Member shall have the right to vote on matters that come before the Committee.

4.5    Matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee where such matter is considered. Actions of the Committee may also be taken by instruments in writing signed by all of the Members.

4.6    The Chair shall act as chair of all meetings of the Committee at which the Chair attends, otherwise the Members present at the meeting shall appoint one of their number to act as chair of the meeting.

4.7    Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Committee.

4.8    The Committee shall periodically meet separately with Management, the Internal Auditor and the Independent Auditor to discuss any matters that the Committee or any of these persons or firms believes should be discussed privately. The Committee shall conduct in camera sessions without Management present at each meeting of the Committee.

4.9    The Committee may invite any Directors, officers or employees of the Corporation or any other person to attend the meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

4.10    Subject to section 5.4, the Committee may delegate authority to individual Members or subcommittees, if deemed appropriate.

5.0    DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

A.    Independent Auditor

5.1    In consultation and coordination with the subsidiary audit committees, the Committee shall be directly responsible for the selection and appointment (through a recommendation to the Board for the appointment by the shareholders), compensation and retention of the Independent Auditor.

5.2    The Committee shall oversee the work of the Independent Auditor in connection with the Core Audit Services and any other services performed for the Corporation. The Independent Auditor shall report directly to the Committee and the Committee has the authority to communicate directly with the Independent Auditor.

5.3    The Committee shall oversee the resolution of any disagreements between Management and the Independent Auditor. The Committee shall discuss with the Independent Auditor the matters required to be discussed under PCAOB Auditing Standard No. 1301 relating to the conduct of the audit, including any problems or difficulties encountered and Management's responses thereto and any restrictions on the scope of activities or access to requested information.

5.4    The Committee shall pre-approve all services performed by the Independent Auditor in accordance with the Corporation's Pre-Approval Policy for Independent Auditor Services. For any service, other than Core Audit Services, requiring specific pre-approval in accordance with such policy, the Committee may delegate pre-approval authority to one or more of its Members. Currently, pre-approval authority in this regard has been delegated to the Chair or, in that person's absence, the Chair of the Board who is a Member. Delegates must report all pre-approval decisions to the Committee at the next scheduled meeting.

5.5    The Committee shall annually obtain and review a report from the Independent Auditor delineating all relationships between the Independent Auditor and the Corporation and its subsidiaries in accordance with Item 407(d) of SEC Regulation S-K and Section 303A.07 of the NYSE Listed Company Manual and addressing the matters set forth in PCAOB Rule 3526 and all applicable laws and stock exchange requirements and any other applicable regulations and professional standards. The Committee shall use reasonable efforts, including discussion with the Independent Auditor, to satisfy itself as to the Independent Auditor's independence in accordance with Canadian generally accepted auditing standards and PCAOB standards, the applicable requirements and interpretative guidance of SEC Regulation S-X and any other applicable regulations and professional standards. The Committee shall discuss any potential independence issues with the Board and recommend any action that the Committee deems appropriate.

5.6    The Committee shall review and evaluate the qualifications, independence and performance of the Independent Auditor and its lead engagement partner. Without limiting the foregoing, the Committee shall:

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a.review and discuss with Management and separately with the Independent Auditor the results of the Corporation's annual Independent Auditor assessment process; and

b.at least annually, obtain and review a report from the Independent Auditor describing the firm's internal quality control processes and procedures, including any material issues raised by the most recent internal quality control review or peer review, or by any inquiry or investigation by governmental or professional authorities (including without limitation the PCAOB and the CPAB) within the preceding five (5) years with respect to independent audits carried out by the Independent Auditor, and any steps taken to address such issues.

The Committee shall discuss any material issues identified with the Board and recommend any action that the Committee deems appropriate.

5.7    The Committee shall ensure the rotation of the audit partner(s) as required by applicable law and consider the need for rotation of the Independent Auditor.

5.8    The Committee shall meet with the Independent Auditor prior to the audit to discuss the planning and staffing of the audit, including the general approach, scope, areas subject to significant risk of material misstatement, estimated fees and other terms of engagement.

B.    Financial Reporting

5.9    In consultation with Management, the Independent Auditor and the Internal Auditor, the Committee shall review and satisfy itself as to: (i) the integrity of the Corporation's internal and external financial reporting processes; (ii) the adequacy and effectiveness of the Corporation's disclosure controls and procedures (including those pertaining to the review of disclosure containing financial information extracted or derived from the Corporation's financial statements) and internal controls over financial reporting; and (iii) the competence of the Corporation's personnel responsible for accounting and financial reporting. Without limiting the generality of the foregoing, the Committee shall receive and review:

a.reports regarding: (i) critical accounting estimates, policies and practices; (ii) goodwill impairment testing; (iii) derivatives and hedges; (iv) any reserves, accruals, provisions and estimates that may have a material effect on the Corporation's financial statements; (v) any pro forma, adjusted or restated financial information, forecasts, or projections; and (vii) the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the Corporation's financial statements;

b.analyses by Management and the Independent Auditor regarding significant financial reporting issues and judgments made in connection with the preparation of the Corporation's consolidated financial statements including: (i) alternative treatments of financial information within generally accepted accounting principles related to material matters that have been discussed with Management, their ramifications and the treatment preferred by the Independent Auditor; (ii) major issues regarding auditing and accounting principles and presentations, including significant changes in the selection or application of auditing and accounting principles; and (iii) major issues regarding the adequacy of the Corporation's internal controls over financial reporting and disclosure controls and procedures and any specific audit steps adopted in light of material weaknesses or significant deficiencies in such controls; and

c.other material written communication between Management and the Independent Auditor.

5.10    The Committee shall, prior to external release, if applicable, review and discuss with Management and the Independent Auditor, and with others as it deems appropriate:

a.the Corporation's annual audited consolidated and non-consolidated financial statements and unaudited condensed consolidated interim financial statements and the Independent Auditor's related attestation reports, as well as any related MD&As;

b.Management's report and the Independent Auditor's audit report on internal controls over financial reporting;

c.significant reports or summaries thereof pertaining to the Corporation's processes for compliance with the requirements of the Sarbanes Oxley Act of 2002 with respect to internal controls over financial reporting;

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d.    the Independent Auditor's quarterly review reports and annual audit results report summarizing the scope, status, results and recommendations of the quarterly reviews of the Corporation's condensed consolidated interim financial statements and of the audit of the Corporation's annual consolidated financial statements and related audit of internal controls over financial reporting, and also containing at least: (i) the communications with respect thereto between the Independent Auditor and the Committee required by PCAOB Auditing Standard No. 1301 and any other applicable regulations and professional standards, including without limitation schedules of corrected and uncorrected account and disclosure misstatements and significant deficiencies and material weaknesses in internal controls; (ii) the (at least) annual independence communication required by PCAOB Rule 3526; (iii) the Management representation letter; and (iv) the documentation and communication required quarterly from the Independent Auditor under the Corporation's Pre-Approval Policy for Independent Auditor Services;

e.    the report to shareholders contained in the Corporation's annual report; and

f.    any other document that the Committee determines should be reviewed and discussed with Management and the Independent Auditor or for which a legal or regulatory requirement in that regard exists.

5.11    The Committee shall, prior to external release, review and discuss with Management and with others as it deems appropriate, the financial information to be disclosed in the Corporation's interim and annual earnings releases or other news releases.

5.12    The Committee shall recommend the Corporation's annual audited consolidated financial statements together with the Independent Auditor's audit report thereon and on internal controls over financial reporting, Management's report on internal controls over financial reporting and disclosure controls and procedures, MD&As, earnings releases, and reports to shareholders for approval by the Board and subsequent external release, as well as inclusion of the noted financial statements in the Corporation's annual reports on Form 40-F. The Committee shall approve the external release of the Corporation's unaudited condensed consolidated interim financial statements and related interim MD&As and earnings releases on behalf of the Board.

5.13    The Committee shall, prior to external release, review and discuss with Management and with others as it deems appropriate, and recommend for approval by the Board:

a.any future oriented financial information, financial outlooks, and earnings or dividend guidance to be provided by the Corporation;

b.the Annual Information Form and Management Information Circular to be filed by the Corporation;

c.any prospectus or other offering documents and documents related thereto for the issuance of securities by the Corporation; and

d.other disclosure documents to be released publicly by the Corporation containing or derived from financial information.

5.14    The Committee shall review, discuss with Management and with others as it deems appropriate, the disclosures made by the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to their certification of the Corporation's annual and quarterly reports regarding significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting and any alleged fraud involving Management or other employees.

5.15    The Committee shall ensure that action is taken by Management to remediate any material weaknesses or significant deficiencies identified in the design or operation of internal controls over financial reporting in a timely manner.

5.16    The Committee shall use reasonable efforts to satisfy itself as to the appropriateness of the Corporation's material financing, capital and tax structures.

5.17    The Committee shall review, discuss with Management and with others as it deems appropriate, financial information provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the types of presentations to be made) and need not occur in advance of each release of information.

5.18    The Committee shall prepare, or cause to be prepared, any reports of the Committee required to be included in the Corporation's public disclosures or otherwise required by applicable laws.

5.19    The Committee shall review, discuss with Management and with others as it deems appropriate, and approve all Related Party Transactions and the disclosure thereof.

C.    Internal Audit

5.20    The Committee shall be responsible for the appointment and oversight of the Internal Auditor in accordance with the Policy on the Role of the Internal Audit Function and has the authority to communicate directly with the Internal Auditor.

5.21    The Committee shall review and discuss with the Internal Auditor and others as it deems appropriate, and approve the annual internal audit plan.

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5.22    The Committee shall review and discuss with Management, the Internal Auditor and others as it deems appropriate, the quarterly internal audit reports prepared for the Committee (which shall incorporate all significant activities of the internal audit function for the quarter) and any Management responses thereto.

5.23    The Committee shall periodically discuss with the Internal Auditor any significant difficulties, disagreements with Management, or scope restrictions encountered in the course of carrying out the work of the internal audit function.

5.24    The Committee shall periodically discuss with the Internal Auditor the internal audit function's responsibility, budget, staffing and compensation.

5.25    The Committee shall satisfy itself as to the performance of the internal audit function and the integrity and qualifications of its staff.

D.    Risk Management and Other

5.26    The Committee shall be responsible for the oversight of the ERM Program, including ensuring that Management has in place policies, processes, procedures and the appropriate organizational structure, budget and resources to manage significant risks, and shall report any actions or findings of the ERM Program to the Board.

5.27    The Committee shall review and discuss with Management and others as it deems appropriate Management's report regarding identifying, assessing, managing and mitigating significant risks and related matters identified pursuant to the ERM Program.

5.28    The Committee shall satisfy itself as to the appropriateness of the Corporation's internal controls and processes associated with the release of any sustainability disclosures and may consult with the third party retained by the Corporation to provide independent assurance in respect of the Corporation's sustainability disclosures.

5.29    The Committee shall review and discuss with Management and others as it deems appropriate the quarterly report prepared by Management regarding significant litigation and other material legal matters that could have a significant impact on the Corporation or its financial statements.

5.30    The Committee shall be responsible for the oversight of the Corporation's insurance programs, any renewals or replacements thereof, including in respect of directors' and officers' insurance and indemnification of Directors.

E.    Policies and Mandate

5.31    The Committee is responsible for the oversight of the following policies:

a.Policy on Reporting Allegations of Suspected Improper Conduct and Wrongdoing (Speak Up Policy), including overseeing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters as well as procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters as required by applicable law;

b.Derivative Instruments and Hedging Policy;

c.Pre-Approval Policy for Independent Auditor Services;

d.Guidelines for Hiring Employees or Former Employees of the Independent Auditor;

e.Policy on the Role of the Internal Audit Function;

f.Disclosure Policy; and

g.other policies that may be established from time-to-time regarding accounting, financial reporting, disclosure controls and procedures, internal controls over financial reporting, oversight of the external audit of the Corporation's financial statements, and oversight of the internal audit function.

5.32    The Committee shall periodically review this Mandate and the policies in Section 5.30 and recommend any necessary amendments to the Governance and Sustainability Committee for consideration and recommendation to the Board for approval, as deemed appropriate.

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6.0    REPORTING

6.1    The Chair, or another designated Member, shall report to the Board at each regular meeting on those matters that were dealt with by the Committee since the last regular meeting of the Board.

7.0    REMUNERATION OF MEMBERS

7.1    Members and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.

8.0    GENERAL

8.1    This Mandate shall be posted on the Corporation's corporate website at www.fortisinc.com.

8.2    The Committee shall annually review its own effectiveness and performance.

8.3    The Committee shall perform any other activities consistent with this Mandate, the Corporation's by-laws and applicable laws, that the Board or Committee determines are necessary or appropriate.

8.4    The Committee may, in its discretion and in circumstances that it considers appropriate, obtain advice and assistance from outside legal, accounting and other advisors and approve the engagement by the Committee or any Member of outside advisors or persons having special expertise, all at the expense of the Corporation. The Corporation shall provide appropriate compensation, as determined by the Committee, for the Independent Auditor, to any independent counsel or other advisors that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary and appropriate in carrying out its duties and responsibilities.

8.5    The Committee is not responsible for certifying the accuracy or completeness of the Corporation's financial statements or their presentation in accordance with generally accepted accounting principles, or for guaranteeing the accuracy of the attestation reports of the Independent Auditor. The fundamental responsibility for the Corporation's financial statements and reporting, internal controls over financial reporting and disclosure controls and processes rests with Management and, in accordance with its professional responsibilities, the Independent Auditor. Nothing in this Mandate is intended to modify or augment the obligations of the Corporation or the fiduciary duties of the members of the Committee or the Board under applicable laws.

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EXHIBIT D:
MATERIAL CONTRACTS

The following are the material contracts of Fortis filed on SEDAR+ and EDGAR during 2024 or which were entered into prior to 2024 and are still in effect. Requests for additional copies of these material contracts should be directed to the Executive Vice President, Sustainability and Chief Legal Officer, Fortis, P.O. Box 8837, St. John's, NL, A1B 3T2 (telephone: 709.737.2800). All such contracts are also available under the Corporation's profile at www.sedarplus.ca and www.sec.gov.

Revolving Credit Facility
Fortis is a party to a Fourth Amended and Restated Credit Facility dated May 4, 2022, with The Bank of Nova Scotia as underwriter, sole lead arranger, book runner, sustainability structuring agent and administrative agent and Canadian Imperial Bank of Commerce and Royal Bank of Canada as co-syndication agents, and the lenders party thereto from time to time, as amended by the First Amending Agreement dated May 4, 2023 and the Second Amending Agreement dated June 6, 2024 between Fortis, The Bank of Nova Scotia and the lenders named therein. The Fourth Amended and Restated Credit Facility is a $1.3 billion unsecured committed revolving credit facility and contains the terms and conditions upon which such credit is available to Fortis during the duration of the facility. The Fourth Amended and Restated Credit Facility contains customary representations and warranties, affirmative and negative covenants and events of default. Customary fees are payable by Fortis in respect of the facility and amounts outstanding under the facility bear interest at market rates.

Amended and Restated Shareholders' Agreement
On January 28, 2021, ITC Investment Holdings, ITC Holdings, FortisUS and Eiffel Investment, an affiliate of GIC, entered into an Amended and Restated Shareholders' Agreement, amending the shareholders' agreement among the parties originally entered into on October 14, 2016. The Amended and Restated Shareholders' Agreement governs the rights of the parties in their respective capacities as direct or indirect shareholders of ITC Holdings.

Under the terms of the Amended and Restated Shareholders' Agreement, Eiffel Investment has certain minority approval rights relating to ITC Investment Holdings and ITC Holdings which depend on: (x) whether Eiffel Investment is a holder of Class A common stock or Class B non-voting common stock at the relevant time; and (y) the satisfaction by Eiffel Investment of certain ownership thresholds with respect to ITC Investment Holdings. The minority approval rights available to Eiffel Investment contingent on its ITC Investment Holdings share class and percentage ownership include rights with respect to: (i) amendments to charter documents; (ii) changes in board size; (iii) issuances of equity; (iv) business combinations that would impact Eiffel Investment differently than other shareholders; (v) insolvency; (vi) certain acquisitions of, investments in, or joint ventures relating to non-core assets, or certain material sales or dispositions of core assets; (vii) in limited circumstances, the incurrence of indebtedness by ITC Investment Holdings, ITC Holdings or its subsidiaries or the taking of certain actions that would reasonably be expected to result in the long-term unsecured indebtedness of ITC Investment Holdings, ITC Holdings and its subsidiaries being rated below investment grade; (viii) actions that would cause a ratio of ITC Holding's cash flow to debt to exceed an agreed targeted threshold; (ix) limitations on corporate overhead costs paid by ITC Holdings to Fortis; and (x) expansion of the core business outside ITC Holdings' current regulatory jurisdictions. The Amended and Restated Shareholders' Agreement also provides for a dividend policy, which can be amended only with the approval of all the independent directors of ITC Investment Holdings.

Indenture and First Supplemental Indenture
On October 4, 2016, Fortis entered into an Indenture and a First Supplement thereto with The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee. The Indenture and the First Supplement set forth the terms of the Corporation's currently outstanding US$1.1 billion aggregate principal amount of 3.055% Unsecured Notes due 2026. The Indenture contains customary covenants, events of default and rights for the benefit of security holders and the trustees. An unlimited amount of debt securities may be issued under the Indenture, which is governed by the laws of the State of New York.

Indenture and Supplemental Indentures
The Corporation currently has outstanding $2 billion aggregate principal amount of senior unsecured notes pursuant to an Indenture dated December 12, 2016 and four supplemental indentures thereto with Computershare Trust Company of Canada, as trustee, as follows: the Second Supplemental Indenture dated May 14, 2021 sets out the terms of the Corporation's $500 million 2.18% senior unsecured notes due 2028; the Third Supplemental Indenture dated May 31, 2022 sets forth the terms of the Corporation's $500 million 4.431% senior unsecured notes due 2029; the Fourth Supplemental Indenture dated November 8, 2023 sets forth the terms of the Corporation's $500 million 5.677% senior unsecured notes due 2033; and the Fifth Supplemental Indenture dated September 9, 2024 sets forth the terms of the Corporation's $500 million 4.171% senior unsecured notes due 2031. The Indenture contains customary covenants, events of default and rights for the benefit of security holders and the trustee. An unlimited amount of debt securities may be issued under the Indenture, which is governed by the laws of the Province of Newfoundland and Labrador and the laws of Canada applicable therein.

41	December 31, 2024